Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this exhibit are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE.

The financial information on pages 1-38 of this exhibit concerning TotalEnergies with respect to the third quarter of 2023 and nine months ended September 30, 2023 has been derived from TotalEnergies’ unaudited consolidated balance sheets as of September 30, 2023, unaudited statements of income, comprehensive income, cash flow and business segment information for the third quarter of 2023 and nine months ended September 30, 2023 and unaudited consolidated statements of changes in shareholders’ equity for the nine months ended September 30, 2023 on pages 28 et seq. of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TotalEnergies’ audited consolidated financial statements and related notes, provided in TotalEnergies’ Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on March 24, 2023.

A. KEY FIGURES

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars, except effective tax rate, earnings per share and number of shares	9M23	9M22	9M23 vs 9M22

59,017	56,271	69,037	-15%	Sales	177,891	212,417	-16%
6,676	4,088	6,626	+1%	Net income (TotalEnergies share)	16,321	17,262	-5%
754	267	(108)	ns	Net income (loss) from equity affiliates	1,981	(1,611)	ns
13,062	11,105	19,420	-33%	Adjusted EBITDA(1)	38,334	55,581	-31%
6,808	5,582	10,279	-34%	Adjusted net operating income from business segments	19,383	30,237	-36%
3,138	2,349	4,217	-26%	Exploration & Production	8,140	13,951	-42%
1,342	1,330	3,413	-61%	Integrated LNG	4,744	8,761	-46%
506	450	236	x2.1	Integrated Power	1,326	494	x2.7
1,399	1,004	1,935	-28%	Refining & Chemicals	4,021	5,815	-31%
423	449	478	-12%	Marketing & Services	1,152	1,216	-5%
2.73	1.64	2.56	+7%	Fully-diluted earnings per share ($)	6.57	6.57	-
2,423	2,448	2,560	-5%	Fully-diluted weighted-average shares (millions)	2,448	2,589	-5%
4,283	4,271	3,116	+37%	Organic investments(1)	11,987	7,916	+51%
808	320	1,587	-49%	Net acquisitions(1)	4,115	4,585	-10%
5,091	4,591	4,703	+8%	Net investments(1)	16,102	12,501	+29%
9,496	9,900	17,848	-47%	Cash flow from operating activities	24,529	41,749	-41%
(923)	2,125	7,407	ns	of which (increase) decrease in working capital	(2,217)	4,982	ns
(211)	(112)	(304)	ns	financial charges	(476)	(1,071)	ns

(1)	Refer to the Glossary on pages 26 and 27 for the definitions and further information on Non-GAAP measures (alternative performance measures) and to pages 17 and following for reconciliation tables.

Key figures of environment, greenhouse gas emissions (GHG) and production

Environment – liquids and gas price realizations, refining margins

3Q23	2Q23	3Q22	3Q23 vs		9M23	9M22	9M23 vs
			3Q22				9M22
86.7	78.1	100.8	-14%	Brent ($/b)	82.1	105.5	-22%
2.7	2.3	7.9	-66%	Henry Hub ($/Mbtu)	2.6	6.7	-61%
10.6	10.5	42.5	-75%	NBP ($/Mbtu)(1)	12.4	32.4	-62%
12.5	10.9	46.5	-73%	JKM ($/Mbtu)(2)	13.3	34.9	-62%
78.9	72.0	93.6	-16%	Average price of liquids (3), (4) ($/b) Consolidated subsidiaries	74.9	95.4	-22%
5.47	5.98	16.83	-67%	Average price of gas (3), (5) ($/Mbtu) Consolidated subsidiaries	6.80	13.28	-49%
9.56	9.84	21.51	-56%	Average price of LNG (3), (6) ($/Mbtu) Consolidated subsidiaries and equity affiliates	10.92	16.26	-33%

(1)	NBP (National Balancing Point) is a virtual natural gas trading point in the United Kingdom for transferring rights in respect of physical gas and which is widely used as a price benchmark for the natural gas markets in Europe. NBP is operated by National Grid Gas plc, the operator of the UK transmission network.
(2)	JKM (Japan-Korea Marker) measures the prices of spot liquid natural gas (LNG) trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.
(3)	Does not include oil, gas and LNG trading activities, respectively.
(4)	Sales in $ / Sales in volume for consolidated affiliates.
(5)	Sales in $ / Sales in volume for consolidated affiliates.
(6)	Sales in $ / Sales in volume for consolidated and equity affiliates.

Greenhouse gas emissions (GHG)(1)

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Scope 1+2 emissions (MtCO2e)	9M23	9M22	9M23 vs 9M22
8.5	9.1	10.3	-18%	Scope 1+2 from operated facilities(2)	26.6	29.6	-10%
7.5	7.9	8.2	-9%	of which Oil & Gas	23.1	24.2	-5%
1.0	1.1	2.1	-54%	of which CCGT	3.6	5.4	-33%
12.1	12.5	14.0	-14%	Scope 1+2 – equity share	37.4	41.4	-10%

Estimated 3Q23 and 2Q23 emissions.

(1)	The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore not counted.
(2)	Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company’s 2022 annual report on Form 20-F filed on March 24, 2023) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2).

Scope 1+2 emissions from operated installations were down 18% year-on-year in the third quarter of 2023, due to the continuous decline in flaring emissions on Exploration & Production facilities and the decrease in the use of gas-fired power plants in Europe.

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Methane emissions (ktCH4)	9M23	9M22	9M23 vs 9M22
7	8	10	-30%	Methane emissions from operated facilities	25	31	-19%
9	10	14	-32%	Methane emissions - equity share	30	38	-21%

Estimated 3Q23 and 2Q23 emissions.

Scope 3 emissions (MtCO2e)	9M23	2022

Scope 3 from Oil, Biofuels and Gas Worldwide(1)	est. 270	389
(1)	TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the use by customers of energy products, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil, biofuels and gas value chains, i.e., the higher of the two production volumes or sales to end customers. The highest point for each value chain for 2023 will be evaluated considering realizations over the full year, TotalEnergies gradually providing quarterly estimates.

Production*

3Q23	2Q23	3Q22	3Q23 vs	Hydrocarbon production	9M23	9M22	9M23 vs
			3Q22				9M22
2,476	2,471	2,669	-7%	Hydrocarbon production (kboe/d)	2,490	2,750	-9%
1,399	1,416	1,298	+8%	Oil (including bitumen) (kb/d)	1,404	1,291	+9%
1,077	1,055	1,371	-21%	Gas (including condensates and associated NGL) (kboe/d)	1,086	1,459	-26%
2,476	2,471	2,669	-7%	Hydrocarbon production (kboe/d)	2,490	2,750	-9%
1,561	1,571	1,494	+4%	Liquids (kb/d)	1,565	1,501	+4%
4,921	4,845	6,367	-23%	Gas (Mcf/d)	4,985	6,785	-27%
2,476	2,471	2,356	+5%	Hydrocarbon production excluding Novatek (kboe/d)	2,490	2,425	+3%
*	Company production = Exploration & Production production + Integrated LNG production.

Hydrocarbon production was 2,476 thousand barrels of oil equivalent per day (kboe/d) in the third quarter of 2023, up 5% year-on-year (excluding Novatek) and comprised of:

●	+5% due to start-ups and ramp-ups, including Absheron in Azerbaijan, Johan Sverdrup Phase 2 in Norway, Mero 1 in Brazil, Ikike in Nigeria and Block 10 in Oman,
●	+2% due to a decrease of planned maintenance, notably on Ichthys in Australia and lower unplanned outages, notably at the Kashagan field in Kazakhstan,
●	+1% due to the improved security conditions in Nigeria and Libya,
●	-3% due to natural field declines.

Between the third quarters of 2022 and 2023, portfolio additions, such as entry into SARB Umm Lulu in the United Arab Emirates, the Ratawi field in Iraq and the increase in interest in Waha concessions in Libya, offset negative portfolio changes such as the end of the Bongkot operating licenses in Thailand and the exit from Termokarstovoye in Russia.

B. ANALYSIS OF BUSINESS SEGMENT RESULTS

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

Management presents adjusted financial indicators to assist investors in better understanding, in conjunction with the Company’s financial results presented in accordance with IFRS, the economic performance of the Company. Adjustment items are of three types: inventory valuation effect, effect of changes in fair value, and special items.

The inventory valuation effect: in accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods.

Effect of changes in fair value: the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

Special items: due to their unusual nature or particular significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

TotalEnergies measures performance at the segment level on the basis of Adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from nonconsolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments describe below.

The income and expenses not included in net operating income adjusted that are included in net income TotalEnergies share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

The financial information is broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The profitable growth in the LNG and power integrated value chains are two of the key axes of TotalEnergies’ strategy.

In order to give more visibility to these businesses, the Board of Directors has decided that from the first quarter of 2023, Integrated LNG and Integrated Power results, previously grouped in the Integrated Gas, Renewables & Power (iGRP) segment, would be reported separately as two segments.

A new reporting structure for the business segments’ financial information has been put in place, effective January 1, 2023. It is based on the following five business segments:

-	An Exploration-Production segment;

-	An Integrated LNG segment covering LNG production and trading activities as well as biogas, hydrogen and gas trading activities;

-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;

-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of Oil Supply, Trading and Marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition, the Corporate segment includes holdings operating and financial activities.

This new segment reporting has been prepared in accordance with IFRS 8 and according to the same principles as the internal reporting followed by TotalEnergies’ Executive Committee.

For the Integrated LNG and Integrated Power segments, the principles for the preparation of this segment information are as follows:

- The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities since 2022 has been fully included in the Integrated LNG segment.

- Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

- Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

Due to the change in the Company’s internal organizational structure affecting the composition of the business segments, the segment reporting data for the years 2021 and 2022 has been restated.

B.1 Exploration & Production

1.  Production

3Q23	2Q23	3Q22	3Q23 vs	Hydrocarbon production	9M23	9M22	9M23 vs
			3Q22				9M22
2,043	2,033	2,251	-9%	EP (kboe/d)	2,045	2,292	-11%
1,507	1,512	1,454	+4%	Liquids (kb/d)	1,506	1,450	+4%
2,865	2,778	4,300	-33%	Gas (Mcf/d)	2,885	4,569	-37%
2,043	2,033	1,988	+3%	EP excluding Novatek (kboe/d)	2,045	2,023	1.1%

2.  Results

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars, except effective tax rate	9M23	9M22	9M23 vs 9M22

1,551	1,434	2,670	-42%	External sales	4,939	7,342	-33%
10	(15)	(2,643)	ns	Net income (loss) from equity affiliates and other items	63	(6,069)	ns
44.6%	49.7%	55.4%	-	Effective tax rate(1)	50,7%	49.9%	-
(2,437)	(1,889)	(5,071)	ns	Tax on net operating income	(7,724)	(12,810)	ns
208	(10)	3,439	ns	Adjustments affecting net operating income(2)	327	8,284	ns
3,138	2,349	4,217	-26%	Adjusted net operating income(2)	8,140	13,951	-42%
125	149	377	-67%	including income from equity affiliates	409	1,019	-60%
1,978	2,543	1,823	+9%	Cash flow used in investing activities	8,542	7,576	+13%
2,557	2,424	1,989	+29%	Organic investments(3)	7,115	5,288	+35%
(514)	176	(126)	ns	Net acquisitions(3)	1,600	2,415	-34%
2,043	2,600	1,863	+10%	Net investments(3)	8,715	7,703	+13%
(1)	Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).
(2)	Detail of adjustment items shown in the business segment information starting on page 45.
(3)	Organic investments, net acquisitions and net investments are non-GAAP measures. Refer to the Glossary on pages 26 and 27 for the definitions and further information on Non-GAAP measures (alternative performance measures). For a reconciliation to cash flow used in investing activities, please refer to page 19.

Exploration & Production adjusted net operating income was:

●	$3,138 million in the third quarter of 2023, up 34% quarter-to-quarter, primarily driven by higher oil prices and a lower effective tax rate due to the North Sea, which carries higher tax rates, comprising a lower percentage of the overall portfolio mix,
●	$8,140 million in the first nine months of 2023, down 42% compared to the first nine months of 2022.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the third quarter of 2023, the exclusion of special items had a positive impact of $208 million on the segment’s adjusted net operating income, compared to a positive impact of $3,439 million in the third quarter of 2022.

The segment’s cash flow from operating activities was:

●	$4,240 million in the third quarter of 2023, up 5% quarter-to-quarter,
●	$12,823 million in the first nine months of 2023, down 46% compared to the first nine months of 2022.

The segment’s Cash flow from operations excluding working capital (CFFO)1 was:

●	$5,165 million in the third quarter of 2023, up 18% quarter-to-quarter, mainly due to higher oil prices and lower differentials,
●	$14,436 million in the first nine months of 2023, down 32% compared to the first nine months of 2022.

1	Cash flow from operations excluding working capital (CFFO) is a non-GAAP measure. Refer to the Glossary on pages 26 and 27 for the definitions and further information on Non-GAAP measures (alternative performance measures). For a reconciliation to cash flow from operating activities, please refer to page 22.

B.2 Integrated LNG

1. Production

3Q23	2Q23	3Q22	3Q23 vs	Hydrocarbon production for LNG	9M23	9M22	9M23 vs
			3Q22				9M22
433	438	418	+4%	Integrated LNG (kboe/d)	445	458	-3%
54	59	40	+37%	Liquids (kb/d)	59	51	+15%
2,056	2,067	2,067	-1%	Gas (Mcf/d)	2,100	2,216	-5%
433	438	368	+18%	Integrated LNG excluding Novatek (kboe/d)	445	402	+11%

3Q23	2Q23	3Q22	3Q23 vs	Liquefied Natural Gas in Mt	9M23	9M22	9M23 vs
			3Q22				9M22
10.5	11.0	10.4	-	Overall LNG sales	32.5	35.4	-8%
3.7	3.6	4.0	-9%	Incl. Sales from equity production*	11.2	12.6	-11%
9.4	10.0	9.2	+2%	Incl. Sales by TotalEnergies from equity production and third party purchases	29.3	31.4	-7%
*	The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG (excluding Novatek) stabilized quarter-to-quarter and was up by 18% year-on-year mainly due to a planned maintenance impacting production at Ichthys field in the third quarter of 2022.

In the third quarter of 2023, LNG sales stabilized year-on-year and decreased quarter-to-quarter, due to the decrease in spot traded volumes in a less volatile environment.

2. Results

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22

2,144	2,020	7,264	-70%	External sales	9,036	16,672	-46%
358	472	1,697	-79%	Net income (loss) from equity affiliates and other items	1,634	(172)	ns
(251)	(137)	(752)	ns	Tax on net operating income	(593)	(1,305)	ns
51	271	190	-73%	Adjustments affecting net operating income(1)	657	4,698	-86%
1,342	1,330	3,413	-61%	Adjusted net operating income(1)	4,744	8,761	-46%
385	432	1,828	-79%	including income from equity affiliates	1,603	4,424	-64%
566	581	(381)	ns	Cash flow used in investing activities	2,293	(1,043)	ns
495	382	213	x2.3	Organic investments(2)	1,273	324	x3.9
84	205	(10)	ns	Net acquisitions(2)	1,048	(66)	ns
579	587	203	x2.9	Net investments(2)	2,321	258	x9
(1)	Detail of adjustment items shown in the business segment information starting on page 45.
(2)	Organic investments, net acquisitions and net investments are non-GAAP measures. Refer to the Glossary on pages 26 and 27 for the definitions and further information on Non-GAAP measures (alternative performance measures). For a reconciliation to cash flow used in investing activities, please refer to page 20.

Integrated LNG adjusted net operating income was:

●	$1,342 million in the third quarter of 2023, down 53% year-on-year (excluding Novatek), mainly due to lower LNG prices, as well as exceptional trading results in the third quarter of 2022, partially offset by higher production,
●	$4,744 million in the first nine months of 2023, down 36% year-on-year (excluding Novatek).

Adjusted net operating income for the iLNG segment excludes special items and the impact of changes in fair value. In the third quarter of 2023, the exclusion of special items had a positive impact of $51 million on the segment’s adjusted net operating income, compared to a positive impact of $190 million in the third quarter of 2022.

The segment’s cash flow from operating activities was:

●	$872 million in the third quarter of 2023 down 75% year-on-year,
●	$5,740 million in the first nine months of 2023, down 39% compared to the first nine months of 2022.

The segment’s Cash flow from operations excluding working capital (CFFO)1 was:

●	$1,648 million in the third quarter of 2023, down 34% year-on-year (excluding Novatek), mainly due to lower LNG prices, partially offset by the high margins captured in 2022 on LNG cargoes to be delivered in 2023,
●	$5,530 million in the first nine months of 2023, down 22% year-on-year (excluding Novatek).

1	Cash flow from operations excluding working capital (CFFO) is a non-GAAP measure. Refer to the Glossary on pages 26 and 27 for the definitions and further information on Non-GAAP measures (alternative performance measures). For a reconciliation to cash flow from operating activities, please refer to page 22.

B.3 Integrated Power

1. Capacities, productions, clients and sales

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Integrated Power	9M23	9M22	9M23 vs 9M22
8.9	8.2	8.5	+4%	Net power production (TWh) (1)	25.5	23.7	+7%
5.4	4.2	2.4	x2.3	o/w power production from renewables	13.5	7.1	+90%
3.5	4.0	6.1	-43%	o/w power production from gas	12.0	16.6	-28%
15.9	13.2	11.7	+36%	Portfolio of power generation net capacity (GW) (2)	15.9	11.7	+36%
11.6	8.9	7.4	+57%	o/w renewables	11.6	7.4	+57%
4.3	4.3	4.3	-	o/w CCGT	4.3	4.3	-
80.5	74.7	67.8	+19%	Portfolio of renewable power generation gross capacity (GW) (2), (3)	80.5	67.8	+19%
20.2	19.0	16.0	+26%	o/w installed capacity	20.2	16.0	+26%
6.0	6.0	6.3	-5%	Clients power – BtB and BtC (Million) (2)	6.0	6.3	-5%
2.8	2.8	2.8	-	Clients gas – BtB and BtC (Million) (2)	2.8	2.8	-
11.2	11.5	12.1	-7%	Sales power – BtB and BtC (TWh)	38.2	40.7	-6%
13.8	19.2	14.2	-2%	Sales gas – BtB and BtC (TWh)	70.2	68.3	+3%
(1)	Solar, wind, hydroelectric and combined-cycle gas turbine (CCGT) plants.
(2)	End of period data.
(3)	Includes 20% of Adani Green Energy Ltd’s gross capacity effective in the first quarter of 2021, 50% of Clearway Energy Group’s gross capacity effective in the third quarter of 2022 and 49% of Casa dos Ventos’ gross capacity effective in the first quarter of 2023.

Net power production was 8.9 TWh in the third quarter of 2023, up 7% quarter-to-quarter, due to growing power generation from renewables following the integration at 100% of Total Eren and the start-up of Myrtle Solar and Danish Fields in the US.

Gross installed renewable power generation capacity reached more than 20 GW at the end of the third quarter of 2023, up by more than 1 GW quarter-to-quarter, including 0.5 GW installed in the US (Myrtle Solar, Danish) and the connection of 0.3 GW from the Seagreen offshore wind project in the UK.

2.  Results

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22

5,183	6,249	4,231	+23%	External sales	19,987	17,398	+15%
(8)	(250)	1,493	ns	Net income (loss) from equity affiliates and other items	(328)	1,685	ns
(86)	(41)	(25)	ns	Tax on net operating income	(238)	(26)	ns
(181)	207	(1,259)	ns	Adjustments affecting net operating income(1)	215	(588)	ns
506	450	236	x2.1	Adjusted net operating income(1)	1,326	494	x2.7
37	23	60	-38%	including income from equity affiliates	116	113	+3%
1,884	658	2,154	-13%	Cash flow used in investing activities	3,627	3,646	-1%
578	753	440	+31%	Organic investments(2)	1,908	929	x2.1
1,354	(42)	1,728	-22%	Net acquisitions(2)	1,831	2,367	-23%
1,932	711	2,168	-11%	Net investments(2)	3,739	3,296	+13%
(1)	Detail of adjustment items shown in the business segment information starting on page 45.
(2)	Organic investments, net acquisitions and net investments are non-GAAP measures. Refer to the Glossary on pages 26 and 27 for the definitions and further information on Non-GAAP measures (alternative performance measures). For a reconciliation to cash flow used in investing activities, please refer to page 20.

Integrated Power adjusted net operating income was:

●	$506 million in the third quarter of 2023, up 12% quarter-to-quarter, due to the growth in power generation from renewables and the performance of its profitable Integrated Power model.
●	$1,326 million in the first nine months of 2023, 2.7 times higher than the first nine months of 2022.

Adjusted net operating income for the Integrated Power segment excludes special items and the impact of changes in fair value. In the third quarter of 2023, the exclusion of special items had a negative impact of $181 million on the segment’s adjusted net operating income, compared to a negative impact of $1,259 million in the third quarter of 2022.

The segment’s cash flow from operating activities was:

●	$1,936 million in the third quarter of 2023, down 15% quarter-to-quarter, due to the positive impact on working capital of the seasonality in the gas and power marketing business.
●	$2,935 million in the first nine months of 2023, compared to $(795) million in the first nine months of 2022.

The segment’s Cash flow from operations excluding working capital (CFFO)1 was:

●	$516 million in the third quarter of 2023, up 5% quarter-to-quarter,
●	$1,447 million in the first nine months of 2023, 2.7 times higher than the first nine months of 2022.

1 Cash flow from operations excluding working capital (CFFO) is a non-GAAP measure. Refer to the Glossary on pages 26 and 27 for the definitions and further information on Non-GAAP measures (alternative performance measures). For a reconciliation to cash flow from operating activities, please refer to page 23.

B.4 Downstream (Refining & Chemicals and Marketing & Services)

1. Results

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
50,139	46,561	54,867	-9%	External sales	143,914	170,992	-16%
45	67	205	-78%	Net income (loss) from equity affiliates and other items	407	766	-47%
(749)	(349)	(408)	ns	Tax on net operating income	(1,542)	(2,320)	ns
(222)	429	847	ns	Adjustments affecting net operating income(1)	546	(1,139)	ns
1,822	1,453	2,413	-24%	Adjusted net operating income(1)	5,173	7,031	-26%
531	665	458	+16%	Cash flow used in investing activities	1,271	1,213	+5%
625	686	453	+38%	Organic investments(2)	1,601	1,332	+20%
(115)	(19)	(6)	ns	Net acquisitions(2)	(363)	(131)	ns
510	667	447	+14%	Net investments(2)	1,238	1,201	+3%
(1)	Detail of adjustment items shown in the business segment information starting on page 45.
(2)	Organic investments, net acquisitions and net investments are non-GAAP measures. Refer to the Glossary on pages 26 and 27 for the definitions and further information on Non-GAAP measures (alternative performance measures).

B.5 Refining & Chemicals

1. Refinery and petrochemicals throughput and utilization rates

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Refinery throughput and utilization rate*	9M23	9M22	9M23 vs 9M22
1,489	1,472	1,599	-7%	Total refinery throughput (kb/d)	1,456	1,497	-3%
489	364	431	+14%	France	404	359	+12%
589	601	656	-10%	Rest of Europe	596	637	-6%
410	507	512	-20%	Rest of world	456	501	-9%
84%	82%	88%	-	Utilization rate based on crude only**	81%	84%	-
*	Includes refineries in Africa reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Petrochemicals production and utilization rate	9M23	9M22	9M23 vs 9M22
1,330	1,157	1,299	+2%	Monomers* (kt)	3,782	3,910	-3%
1,070	963	1,171	-9%	Polymers (kt)	3,145	3,632	-13%
75%	67%	80%	-	Steamcracker utilization rate**	72%	79%	-
*	Olefins.
**	Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refining throughput was:

●	down 7% year-on-year in the third quarter of 2023, notably due to planned maintenance and unplanned shutdowns at the Port Arthur refinery in the US and the Antwerp refinery in Belgium, despite an increase in refinery throughput in France.

The utilization rate on processed crude increased sequentially over the quarter to 84% thanks to higher availability of French refining.

2. Results

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
27,127	24,849	28,899	-6%	External sales	76,831	94,968	-19%
61	3	219	-72%	Net income (loss) from equity affiliates and other items	116	724	-84%
(502)	(187)	(255)	ns	Tax on net operating income	(1,014)	(1,646)	ns
(90)	376	675	ns	Adjustments affecting net operating income(1)	751	(890)	ns
1,399	1,004	1,935	-28%	Adjusted net operating income(1)	4,021	5,815	-31%
310	437	236	+31%	Cash flow used in investing activities	964	714	+35%
386	454	224	+72%	Organic investments(2)	1,038	735	+41%
(97)	(15)	1	ns	Net acquisitions(2)	(107)	(33)	ns
289	439	225	+28%	Net investments(2)	931	702	+33%

(1)	Detail of adjustment items shown in the business segment information starting on page 45.
(2)	Organic investments, net acquisitions and net investments are non-GAAP measures. Refer to the Glossary on pages 26 and 27 for the definitions and further information on Non-GAAP measures (alternative performance measures). For a reconciliation to cash flow used in investing activities, please refer to page 21.

Refining & Chemicals adjusted net operating income was:

●	$1,399 million in the third quarter of 2023, up 39% quarter-to-quarter, reflecting higher refining margins in Europe and a higher utilization rate,
●	$4,021 million in the first nine months of 2023, down 31% compared than the first nine months of 2022.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the third quarter of 2023, the exclusion of the inventory valuation effect had a negative impact of $466 million on the segment’s adjusted net operating income, compared to a positive impact of $675 million in the third quarter of 2022. In the third quarter of 2023, the exclusion of special items had a positive impact of $376 million on the segment’s adjusted net operating income, compared to no impact in the third quarter of 2022.

The segment’s cash flow from operating activities was:

●	$2,060 million in the third quarter of 2023, up 7% quarter-to-quarter,
●	$3,132 million in the first nine months of 2023, down 63% compared to the first nine months of 2022.

The segment’s Cash flow from operations excluding working capital (CFFO)1 was:

●	$1,618 million in the third quarter of 2023, up 22% quarter-to-quarter, reflecting higher refining margins in Europe and a higher utilization rate,
●	$4,680 million in the first nine months of 2023, down 29% compared to the first nine months of 2022.

1	Cash flow from operations excluding working capital (CFFO) is a non-GAAP measure. Refer to the Glossary on pages 26 and 27 for the definitions and further information on Non-GAAP measures (alternative performance measures). For a reconciliation to cash flow from operating activities, please refer to page 23.

B.6 Marketing & Services

1. Petroleum product sales

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Sales in kb/d*	9M23	9M22	9M23 vs 9M22
1,399	1,397	1,495	-6%	Total Marketing & Services sales	1,386	1,475	-6%
792	799	873	-9%	Europe	783	827	-5%
608	598	622	-2%	Rest of world	603	648	-7%
*	Excludes trading and bulk refining sales.

Sales of petroleum products were down year-on-year by 6% in the third quarter of 2023 due to the portfolio effect linked to the disposal of 50% of the fuel distribution business in Egypt, partially offset by the recovery in the aviation business.

2. Results

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
23,012	21,712	25,968	-11%	External sales	67,083	76,024	-12%
(16)	64	(14)	ns	Net income (loss) from equity affiliates and other items	291	42	x6.9
(247)	(162)	(153)	ns	Tax on net operating income	(528)	(674)	ns
(132)	53	172	ns	Adjustments affecting net operating income(1)	(205)	(249)	ns
423	449	478	-12%	Adjusted net operating income(1)	1,152	1,216	-5%
221	228	222	ns	Cash flow used in investing activities	307	499	-38%
239	232	229	+4%	Organic investments(2)	563	597	-6%
(18)	(4)	(7)	ns	Net acquisitions(2)	(256)	(98)	ns
221	228	222	-	Net investments(2)	307	499	-38%

(1)	Detail of adjustment items shown in the business segment information starting on page 45.
(2)	Organic investments, net acquisitions and net investments are non-GAAP measures. Refer to the Glossary on pages 26 and 27 for the definitions and further information on Non-GAAP measures (alternative performance measures). For a reconciliation to cash flow used in investing activities, please refer to page 21.

Marketing & Services adjusted net operating income was:

●	$423 million in the third quarter of 2023, down 12% year-on-year, due to lower sales

●	$1,152 million in the first nine months of 2023, down 5% compared to the first nine months of 2022.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the third quarter of 2023, the exclusion of the inventory valuation effect had a negative impact of $157 million on the segment’s adjusted net operating income, compared to a positive impact of $172 million in the third quarter of 2022. In the third quarter of 2023, the exclusion of special items had a positive impact of $25 million on the segment’s adjusted net operating income, compared to no impact in the third quarter of 2022.

The segment’s cash flow from operating activities was:

●	$206 million in the third quarter of 2023, down 78% year-on-year,

●	$198 million in the first nine months of 2023, down 92% compared to the first nine months of 2022.

The segment’s Cash flow from operations excluding working capital (CFFO)1 was:

●	$587 million in the third quarter of 2023, down 25% year-on-year, negatively impacted by the tax effect of higher prices on the valuation of petroleum product inventories.

●	$1,799 million in the first nine months of 2023, down 2% compared to the first nine months of 2022.

1	Cash flow from operations excluding working capital (CFFO) is a non-GAAP measure. Refer to the Glossary on pages 26 and 27 for the definitions and further information on Non-GAAP measures (alternative performance measures). For a reconciliation to cash flow from operating activities, please refer to page 23.

C. TOTALENERGIES RESULTS

1. Net income (TotalEnergies share)

Net income (TotalEnergies share) was $6,676 million in the third quarter of 2023, an increase of 1% compared to $6,626 million in the third quarter of 2022.

Adjusted net income1 (TotalEnergies share) was $6,453 million in the third quarter of 2023 versus $4,956 million in the second quarter of 2023, mainly due to higher oil prices and refining margins.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value2.

Adjustments to net income2 were $223 million in the third quarter of 2023, consisting mainly of:

●	$1 billion of inventory and changes in fair value effects,
●	$(0.6) billion related to asset impairments notably due to divestments projects of Naphtachimie to INEOS and the Natref refinery in South Africa as well as client portfolios-related goodwills from gas & power marketing activities in Belgium, Spain and France.

2.  Fully-diluted shares and share buybacks

As of September 30, 2023, the number of diluted shares was 2,417 million.

As part of its shareholder return policy, TotalEnergies repurchased:

●	33.9 million shares for cancellation in the third quarter of 2023 for $2.1 billion,

●	98.9 million shares for cancellation in the first nine months of 2023 for $6.1 billion.

3.  Acquisitions - asset sales

Acquisitions were:

●	$1,992 million in the third quarter of 2023, mainly related to the acquisition of the remaining 70.4% in Total Eren and the acquisition of an additional 12.4% stake in NextDecade in line with the launch of Rio Grande LNG project in the US,

●	$5,730 million in the first nine months of 2023, mainly related to the above items, as well as the acquisition of a 20% interest in the SARB and Umm Lulu concession in the United Arab Emirates, the acquisition of a 6.25% stake in the NFE LNG project and 9.375% in NFS LNG project in Qatar, and a 34% stake in a joint venture with Casa dos Ventos in Brazil.

Divestments were:

●	$1,184 million in the third quarter of 2023, notably for the sale of a 40% interest to ADNOC in Bloc 20 in Angola, of a number of non-conventional assets in Argentina and a partial farm down in an offshore wind project on the coast of New York and New Jersey in the US,

●	$1,615 million in the first nine months of 2023, notably for the above items as well as the sale of 50% of the Marketing & Services subsidiary in Egypt.

4. Cash flow

In the third quarter of 2023, TotalEnergies’ cash flow from operating activities was $9,496 million versus $9,340 million of Cash flow from operations excluding working capital (CFFO)3.

The change in working capital, as determined using the replacement cost method excluding the mark-to-market effect of Integrated LNG and Integrated Power’s contracts, including capital gain from renewable project sales and including organic loan repayment from equity affiliates, was a decrease of $156 million in the third quarter of 2023, compared to a decrease of $6,112 million in the third quarter of 2022.

In the third quarter of 2023, the change in working capital was an increase of $923 million in accordance with IFRS. The difference of $1,079 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $341 million, (ii) plus the mark-to-market effect of Integrated LNG’s and Integrated Power’s contracts of $764 million, (iii) less the capital gains from the renewables project sale of $43 million and (iv) plus the organic loan repayments from equity affiliates of $17 million.

Cash flow from operations excluding working capital (CFFO) was $9,340 million in the third quarter of 2023, down 20% compared to $11,736 million in the third quarter of 2022.

TotalEnergies’ net cash flow1 was:

●	$4,249 million in the third quarter of 2023 compared to $3,894 million in the second quarter of 2023, reflecting the $856 million increase in Cash flow from operations excluding working capital (CFFO), partially offset by the $500 million increase in net investments to $5,091 million in the third quarter of 2023,

●	$11,344 million in the first nine months of 2023 compared to $24,094 million a year earlier, reflecting the $9,149 million decrease in Cash flow from operations excluding working capital (CFFO) and the $3,601 million increase in net investments to $16,102 million in the first nine months of 2023.

1	Adjusted net income is a non-GAAP measure. Refer to the Glossary on pages 26 and 27 for the definitions and further information on Non-GAAP measures (alternative performance measures). For detail of adjustment items and a reconciliation to net income, please refer to page 17.
2	Details shown on page 17 of this exhibit.
3	Cash flow from operations excluding working capital (CFFO) is a non-GAAP measure. Refer to the Glossary on pages 26 and 27 for the definitions and further information on Non-GAAP measures (alternative performance measures). For a reconciliation to cash flow from operating activities, please refer to page 22.

D. PROFITABILITY

Return on equity was 22.3% for the twelve months ended September 30, 2023.

In millions of dollars	October 1, 2022 September 30, 2023	July 1, 2022 June 30, 2023	October 1, 2021 September 30, 2022
Adjusted net income[4]	25,938	29,351	35,790
Average adjusted shareholders’ equity	116,529	116,329	113,861
Return on equity (ROE)	22.3%	25.2%	31.4%

Return on average capital employed (ROACE)5 was 20.1% for the twelve months ended September 30, 2023.

In millions of dollars	October 1, 2022 September 30, 2023	July 1, 2022 June 30, 2023	October 1, 2021 September 30, 2022
Adjusted net operating income	27,351	30,776	37,239
Average capital employed	135,757	137,204	136,902
ROACE[5]	20.1%	22.4%	27.2%

E.    Annual 2023 Sensitivities*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10$/b	+/- 2.5 B$	+/- 3.0 B$
European gas price – NBP / TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2023. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

** In a 80 $/b Brent environment.

F.    SUMMARY AND OUTLOOK

Oil prices remain buoyant at around $90/b at the beginning of the fourth quarter, supported by OPEC+ actions on supply and a tense geopolitical context. The 2 Mb/d increase in petroleum products this year is driven by emerging countries, notably due to the recovery of the aviation sector and demand from the petrochemical industry in China.

Despite entering the winter period with high natural gas inventories in Europe, in a tense market, gas prices remain very reactive to production disruptions.

Given the evolution of oil and gas prices in recent months and the lag effect on price formulas, TotalEnergies anticipates that its average LNG selling price should be above $10/Mbtu in the fourth quarter of 2023.

TotalEnergies expects hydrocarbon production to range between 2.4 and 2.5 Mboe/d in the fourth quarter 2023, which reflects the impact of the sale of its oil sands assets in Canada.

The utilization rate in refineries should be above 80% during the fourth quarter of 2023, with the restart of Port Arthur expected in mid-November.

In the fourth quarter of 2023, TotalEnergies anticipates cash proceeds of around $4.1 billion(6) from the Canadian assets divestments, which could bring back the gearing below 8%. The Company confirms 2023 net investment guidance is between $16 and $17 billion.

4	Adjusted net income is a non-GAAP measure. Refer to the Glossary on pages 26 and 27 for the definitions and further information on Non-GAAP measures (alternative performance measures). For detail of adjustment items and a reconciliation to net income, please refer to page 17.
5	ROACE is a non-GAAP measure. Refer to the Glossary on pages 26 and 27 for the definitions and further information on Non-GAAP measures (alternative performance measures).
6	Excluding adjustments and contingent payments.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2022.

OPERATING INFORMATION BY SEGMENT

Company’s production (Exploration & Production + Integrated LNG)

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Combined liquids and gas production by region (kboe/d)	9M23	9M22	9M23 vs 9M22
550	537	889	-38%	Europe	556	918	-39%
459	481	463	-1%	Africa	478	473	+1%
781	767	692	+13%	Middle East and North Africa	756	681	+11%
445	443	449	-1%	Americas	443	419	+6%
241	243	176	+37%	Asia-Pacific	257	259	-1%
2,476	2,471	2,669	-7%	Total production	2,490	2,750	-9%
327	338	656	-50%	includes equity affiliates	336	687	-51%

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Liquids production by region (kb/d)	9M23	9M22	9M23 vs 9M22
229	227	275	-17%	Europe	230	280	-18%
335	359	352	-5%	Africa	354	358	-1%
627	615	557	+12%	Middle East and North Africa	607	547	+11%
268	268	260	+3%	Americas	267	231	+15%
102	102	50	x2.1	Asia-Pacific	107	85	+26%
1,561	1,571	1,494	+4%	Total production	1,565	1,501	+4%
156	153	202	-23%	includes equity affiliates	153	204	-25%

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Gas production by region (Mcf/d)	9M23	9M22	9M23 vs 9M22
1,733	1,671	3,300	-47%	Europe	1,760	3,431	-49%
619	610	559	+11%	Africa	615	582	+6%
844	834	740	+14%	Middle East and North Africa	817	736	+11%
989	976	1,061	-7%	Americas	986	1,055	-7%
736	754	707	+4%	Asia-Pacific	807	981	-18%
4,921	4,845	6,367	-23%	Total production	4,985	6,785	-27%
933	1,004	2,444	-62%	includes equity affiliates	996	2,596	-62%

Downstream (Refining & Chemicals and Marketing & Services)

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Petroleum product sales by region (kb/d)	9M23	9M22	9M23 vs 9M22
1,838	1,709	1,816	+1%	Europe	1,716	1,755	-2%
621	599	690	-10%	Africa	629	728	-14%
946	918	907	+4%	Americas	904	868	+4%
624	665	569	+10%	Rest of world	637	602	+6%
4,029	3,892	3,982	+1%	Total consolidated sales	3,886	3,953	-2%
407	424	438	-7%	Includes bulk sales	406	419	-3%
2,222	2,070	2,049	+8%	Includes trading	2,095	2,060	+2%

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Petrochemicals production* (kt)	9M23	9M22	9M23 vs 9M22
1,018	1,026	1,078	-6%	Europe	3,091	3,361	-8%
611	619	670	-9%	Americas	1,837	1,910	-4%
771	475	722	+7%	Middle East and Asia	1,999	2,271	-12%
*	Olefins, polymers.

INTEGRATED POWER

Net power production

	3Q23						2Q23
Net power production (TWh)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.2	0.1	-	2.0	0.0	2.3	0.2	0.1	-	2.6	0.0	2.9
Rest of Europe	0.1	0.4	0.1	1.1	0.0	1.7	0.0	0.1	0.2	1.1	0.0	1.4
Africa	0.0	0.0	-	-	-	0.0	0.0	0.0	-	-	-	0.0
Middle East	0.2	-	-	0.5	-	0.7	0.2	-	-	0.3	-	0.5
North America	0.6	0.4	-	-	-	1.1	0.4	0.5	-	-	-	1.0
South America	0.1	0.9	-	-	-	1.0	0.0	0.4	-	-	-	0.5
India	1.4	0.4	-	-	-	1.7	1.4	0.3	-	-	-	1.8
Pacific Asia	0.4	0.0	0.0	-	-	0.4	0.2	0.0	0.0	-	-	0.2
Total	3.0	2.2	0.2	3.5	0.0	8.9	2.5	1.5	0.2	4.0	0.0	8.2

Installed power generation net capacity

	3Q23						2Q23
Installed power generation net capacity (GW) (1)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.5	0.3	-	2.6	0.1	3.5	0.4	0.3	-	2.6	0.1	3.4
Rest of Europe	0.2	0.9	0.6	1.4	0.0	3.1	0.1	0.3	0.4	1.4	0.0	2.2
Africa	0.1	0.0	-	-	0.0	0.1	0.0	0.0	-	-	0.0	0.1
Middle East	0.4	-	-	0.3	-	0.7	0.3	-	-	0.3	-	0.6
North America	1.5	0.8	-	-	0.0	2.3	1.2	0.8	-	-	0.0	2.0
South America	0.5	0.7	-	-	-	1.2	0.2	0.5	-	-	-	0.7
India	3.5	0.4	-	-	-	3.9	3.2	0.4	-	-	-	3.7
Pacific Asia	1.0	0.0	0.1	-	0.0	1.0	0.6	0.0	0.0	-	0.0	0.6
Total	7.6	3.2	0.6	4.3	0.2	15.9	6.0	2.3	0.5	4.3	0.2	13.2

Power generation gross capacity from renewables

	3Q23					2Q23
Installed power generation gross capacity from renewables (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.8	0.6	-	0.1	1.6	0.8	0.6	-	0.1	1.6
Rest of Europe	0.2	1.1	1.1	0.0	2.4	0.2	1.1	0.8	0.0	2.1
Africa	0.1	0.0	-	0.0	0.2	0.1	0.0	-	0.0	0.2
Middle East	1.2	-	-	-	1.2	1.2	-	-	-	1.2
North America	3.9	2.1	-	0.1	6.2	3.5	2.1	-	0.1	5.6
South America	0.4	1.2	-	-	1.6	0.4	1.0	-	-	1.4
India	5.1	0.4	-	-	5.5	5.1	0.4	-	-	5.5
Asia-Pacific	1.4	0.0	0.2	0.0	1.6	1.4	0.0	0.1	0.0	1.5
Total	13.1	5.5	1.3	0.3	20.2	12.5	5.2	1.0	0.3	19.0

	3Q23					2Q23
Power generation gross capacity from renewables in construction (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.2	0.0	0.0	0.0	0.3	0.2	0.1	0.0	0.0	0.3
Rest of Europe	0.4	0.0	-	0.0	0.5	0.1	0.0	0.3	0.0	0.5
Africa	0.0	-	-	0.0	0.0	0.0	-	-	0.0	0.0
Middle East	0.1	-	-	-	0.1	0.1	-	-	-	0.1
North America	2.3	0.1	-	0.5	3.0	2.8	0.1	-	0.5	3.4
South America	0.1	0.1	-	-	0.2	0.1	0.2	-	-	0.3
India	0.4	0.1	-	-	0.4	0.4	0.1	-	-	0.5
Asia-Pacific	0.1	0.0	0.5	-	0.6	0.0	0.0	0.5	-	0.6
Total	3.8	0.3	0.5	0.6	5.2	3.8	0.5	0.9	0.6	5.7

	3Q23					2Q23
Power generation gross capacity from renewables in development (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.9	0.5	-	0.0	1.4	1.0	0.6	-	0.0	1.6
Rest of Europe	4.6	0.5	7.4	0.1	12.6	5.4	0.4	4.4	0.1	10.3
Africa	1.2	0.3	-	0.0	1.5	0.6	0.3	-	0.1	1.0
Middle East	1.7	0.7	-	-	2.4	0.4	-	-	-	0.4
North America	8.3	3.3	4.1	5.2	20.9	9.0	3.2	4.1	5.1	21.3
South America	1.4	1.3	-	0.4	3.0	1.6	1.6	-	0.4	3.6
India	4.0	0.1	-	-	4.1	4.2	0.1	-	-	4.3
Asia-Pacific	3.4	1.3	2.9	1.6	9.2	3.2	0.4	2.9	0.9	7.5
Total	25.6	7.9	14.4	7.2	55.2	25.5	6.6	11.4	6.5	50.0

(1)	End-of-period data.

(2)	Includes 20% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and, from 1Q23, 49% of Casa dos Ventos.

ADJUSTMENT ITEMS TO NET INCOME (TOTALENERGIES SHARE)

3Q23	2Q23	3Q22	In millions of dollars	9M23	9M22
6,676	4,088	6,626	Consolidated net income (TotalEnergies share)	16,321	17,262
(749)	(377)	(2,186)	Special items affecting net income (TotalEnergies share)	(1,285)	(11,725)
-	-	1,391	Gain (loss) on asset sales	203	1,391
-	(5)	(17)	Restructuring charges	(5)	(28)
(614)	(469)	(3,118)	Impairments	(1,143)	(11,898)
(135)	97	(442)	Other*	(340)	(1,190)
607	(380)	(827)	After-tax inventory effect : FIFO vs. replacement cost	(164)	1,206
365	(111)	(224)	Effect of changes in fair value	(180)	(855)
223	(868)	(3,237)	Total adjustments affecting net income	(1,629)	(11,374)
6,453	4,956	9,863	Adjusted net income (TotalEnergies share)	17,950	28,636
*	Other adjustment items for net income in the third quarter amounted to $(135) million, including $388 million of revaluation of Total Eren’s previously held equity interest and $(523) million mainly due to the impact of the European solidarity contribution and of the Electricity Generation Infra-Marginal Income Contribution in France and of the devaluation of the Argentine peso. Other adjustment items for net income in the first nine months of the year amounted to $(340) million including $388 million of revaluation of Total Eren’s previously held equity interest and $(728) million mainly due to the impact of the European solidarity contribution and of the Electricity Generation Infra-Marginal Income Contribution in France and of the devaluation of the Argentine peso.

RECONCILIATION OF NET INCOME (TOTALENERGIES SHARE) TO ADJUSTED EBITDA

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
6,676	4,088	6,626	+1%	Net income - TotalEnergies share	16,321	17,262	-5%
(223)	868	3,237	ns	Less: adjustment items to net income (TotalEnergies share)	1,629	11,374	-86%
6,453	4,956	9,863	-35%	Adjusted net income - TotalEnergies share	17,950	28,636	-37%
				Adjusted items
82	61	85	-4%	Add: non-controlling interests	217	250	-13%
3,130	2,715	6,037	-48%	Add: income taxes	9,935	16,035	-38%
2,967	2,959	2,926	+1%	Add: depreciation, depletion and impairment of tangible assets and mineral interests	8,952	9,112	-2%
88	92	95	-7%	Add: amortization and impairment of intangible assets	279	289	-3%
726	724	633	+15%	Add: financial interest on debt	2,160	1,667	+30%
(384)	(402)	(219)	ns	Less: financial income and expense from cash & cash equivalents	(1,159)	(408)	ns
13,062	11,105	19,420	-33%	Adjusted EBITDA	38,334	55,581	-31%

RECONCILIATION OF REVENUES FROM SALES TO ADJUSTED EBITDA AND NET INCOME
(TOTALENERGIES SHARE)

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
				Adjusted items
54,413	51,458	64,924	-16%	Revenues from sales	164,180	199,322	-18%
(34,738)	(33,379)	(41,509)	ns	Purchases, net of inventory variation	(105,596)	(128,294)	ns
(7,346)	(7,754)	(6,689)	ns	Other operating expenses	(22,852)	(21,718)	ns
(245)	(62)	(71)	ns	Exploration costs	(401)	(324)	ns
142	116	163	-13%	Other income	335	713	-53%
64	(164)	(58)	ns	Other expense, excluding amortization and impairment of intangible assets	(138)	(662)	ns
296	401	196	+51%	Other financial income	945	546	+73%
(186)	(173)	(112)	ns	Other financial expense	(542)	(383)	ns
662	662	2,576	-74%	Net income (loss) from equity affiliates	2,403	6,381	-62%
13,062	11,105	19,420	-33%	Adjusted EBITDA	38,334	55,581	-31%
				Adjusted items
(2,967)	(2,959)	(2,926)	ns	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(8,952)	(9,112)	ns
(88)	(92)	(95)	ns	Less: amortization of intangible assets	(279)	(289)	ns
(726)	(724)	(633)	ns	Less: financial interest on debt	(2,160)	(1,667)	ns
384	402	219	+75%	Add: financial income and expense from cash & cash equivalents	1,159	408	x2.8
(3,130)	(2,715)	(6,037)	ns	Less: income taxes	(9,935)	(16,035)	ns
(82)	(61)	(85)	ns	Less: non-controlling interests	(217)	(250)	ns
223	(868)	(3,237)	ns	Add: adjustment - TotalEnergies share	(1,629)	(11,374)	ns
6,676	4,088	6,626	+1%	Net income - TotalEnergies share	16,321	17,262	-5%

RECONCILIATION OF CONSOLIDATED NET INCOME TO ADJUSTED NET OPERATING INCOME

3Q23	2Q23	3Q22	In millions of dollars	9M23	9M22
6,690	4,152	6,748	Consolidated net income (a)	16,473	17,603
(305)	(245)	(289)	Net cost of net debt (b)	(843)	(844)
(881)	(449)	(2,205)	Special items affecting net operating income	(1,497)	(11,950)
-	-	1,450	Gain (loss) on asset sales	203	1,450
-	(5)	(19)	Restructuring charges	(5)	(41)
(698)	(469)	(3,118)	Impairments	(1,227)	(11,898)
(183)	25	(518)	Other	(468)	(1,461)
623	(377)	(847)	After-tax inventory effect : FIFO vs. replacement cost	(145)	1,253
365	(111)	(224)	Effect of changes in fair value	(180)	(855)
107	(937)	(3,276)	Total adjustments affecting net operating income (c)	(1,822)	(11,552)
6,888	5,334	10,313	Adjusted net operating income (a - b - c)	19,138	29,999

INVESTMENTS – DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO NET ACQUISITION AND TO ORGANIC INVESTMENTS: (TOTALENERGIES SHARE)

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
4,987	4,473	4,075	+22%	Cash flow used in investing activities (a)	15,822	11,435	+38%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
(17)	18	570	ns	Organic loan repayment from equity affiliates (c)	(5)	1,295	ns
43	35	8	x5.4	Change in debt from renewable projects financing (d) *	81	(356)	ns
64	64	43	+49%	Capex linked to capitalized leasing contracts (e)	188	116	+62%
14	1	7	+100%	Expenditures related to carbon credits (f)	16	11	+45%
5,091	4,591	4,703	+8%	Net investments (a + b + c + d + e + f = g - i + h)	16,102	12,501	+29%
808	320	1,587	-49%	of which net acquisitions (g-i)	4,115	4,585	-10%
1,992	482	1,716	+16%	Acquisitions (g)	5,730	5,580	+3%
1,184	162	129	x9.2	Asset sales (i)	1,615	995	+62%
(43)	(35)	(4)	ns	Change in debt from renewable projects (partner share)	(81)	170	ns
4,283	4,271	3,116	+37%	of which organic investments (h)	11,987	7,916	+51%
346	328	169	x2	Capitalized exploration	879	381	x2.3
422	366	233	+81%	Increase in non-current loans	1,162	744	+56%
(120)	(84)	(214)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(433)	(823)	ns
-	-	4	-100%	Change in debt from renewable projects (TotalEnergies share)	-	(186)	-100%

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS  AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO NET ACQUISITION AND TO ORGANIC INVESTMENTS: EXPLORATION & PRODUCTION

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
1,978	2,543	1,823	+9%	Cash flow used in investing activities (a)	8,542	7,576	+13%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	(1)	-100%	Organic loan repayment from equity affiliates (c)	-	22	-100%
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
51	56	34	+50%	Capex linked to capitalized leasing contracts (e)	157	94	+67%
14	1	7	+100%	Expenditures related to carbon credits (f)	16	11	+45%
2,043	2,600	1,863	+10%	Net investments (a + b + c + d + e + f = g - i + h)	8,715	7,703	+13%
(514)	176	(126)	ns	of which net acquisitions (g-i)	1,600	2,415	-34%
156	179	96	+63%	Acquisitions (g)	2,281	2,893	-21%
670	3	222	x3	Asset sales (i)	681	478	+42%
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
2,557	2,424	1,989	+29%	of which organic investments (h)	7,115	5,288	+35%
343	325	169	x2	Capitalized exploration	872	381	x2.3
32	17	12	x2.7	Increase in non-current loans	93	58	+60%
(29)	(23)	(25)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(75)	(92)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS  AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO NET ACQUISITION AND TO ORGANIC INVESTMENTS: INTEGRATED LNG

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
566	581	(381)	ns	Cash flow used in investing activities (a)	2,293	(1,043)	ns
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
1	-	578	-100%	Organic loan repayment from equity affiliates (c)	2	1,282	-100%
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
12	6	6	+100%	Capex linked to capitalized leasing contracts (e)	26	19	+37%
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
579	587	203	x2.9	Net investments (a + b + c + d + e + f = g - i + h)	2,321	258	x9
84	205	(10)	ns	of which net acquisitions (g-i)	1,048	(66)	ns
204	224	-	ns	Acquisitions (g)	1,197	4	x299.3
120	19	10	x12	Asset sales (i)	149	70	x2.1
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
495	382	213	x2.3	of which organic investments (h)	1,273	324	x3.9
3	3	-	ns	Capitalized exploration	7	-	ns
153	95	133	+15%	Increase in non-current loans	391	264	+48%
(47)	(26)	(156)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(111)	(592)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO NET ACQUISITION AND TO ORGANIC INVESTMENTS: INTEGRATED POWER

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
1,884	658	2,154	-13%	Cash flow used in investing activities (a)	3,627	3,646	-1%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
4	16	3	+33%	Organic loan repayment from equity affiliates (c)	26	3	x8.7
43	35	8	x5.4	Change in debt from renewable projects financing (d) *	81	(356)	ns
1	2	3	-67%	Capex linked to capitalized leasing contracts (e)	5	3	+67%
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
1,932	711	2,168	-11%	Net investments (a + b + c + d + e + f = g - i + h)	3,739	3,296	+13%
1,354	(42)	1,728	-22%	of which net acquisitions (g-i)	1,831	2,367	-23%
1,622	45	1,617	-	Acquisitions (g)	2,204	2,647	-17%
268	87	(111)	ns	Asset sales (i)	373	280	+33%
(43)	(35)	(4)	ns	Change in debt from renewable projects (partner share)	(81)	170	ns
578	753	440	+31%	of which organic investments (h)	1,908	929	x2.1
-	-	-	ns	Capitalized exploration	-	-	ns
207	182	62	x3.3	Increase in non-current loans	552	290	+90%
(17)	(11)	(8)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(149)	(34)	ns
-	-	4	-100%	Change in debt from renewable projects (TotalEnergies share)	-	(186)	-100%

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO NET ACQUISITION AND TO ORGANIC INVESTMENTS: REFINING & CHEMICALS

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
310	437	236	+31%	Cash flow used in investing activities (a)	964	714	+35%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
(21)	2	(11)	ns	Organic loan repayment from equity affiliates (c)	(33)	(12)	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
289	439	225	+28%	Net investments (a + b + c + d + e + f = g - i + h)	931	702	+33%
(97)	(15)	1	ns	of which net acquisitions (g-i)	(107)	(33)	ns
-	27	-	ns	Acquisitions (g)	31	15	x2.1
97	42	(1)	ns	Asset sales (i)	138	48	x2.9
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
386	454	224	+72%	of which organic investments (h)	1,038	735	+41%
-	-	-	ns	Capitalized exploration	-	-	ns
13	27	-	ns	Increase in non-current loans	51	52	-2%
(9)	(8)	(5)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(25)	(32)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS  AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO NET ACQUISITION AND TO ORGANIC INVESTMENTS: MARKETING & SERVICES

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
221	228	222	ns	Cash flow used in investing activities (a)	307	499	-38%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	-	ns	Organic loan repayment from equity affiliates (c)	-	-	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
221	228	222	-	Net investments (a + b + c + d + e + f = g - i + h)	307	499	-38%
(18)	(4)	(7)	ns	of which net acquisitions (g-i)	(256)	(98)	ns
10	7	2	x5	Acquisitions (g)	17	20	-15%
28	11	9	x3.1	Asset sales (i)	273	118	x2.3
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
239	232	229	+4%	of which organic investments (h)	563	597	-6%
-	-	-	ns	Capitalized exploration	-	-	ns
16	26	24	-33%	Increase in non-current loans	53	68	-22%
(19)	(12)	(20)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(70)	(62)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

CASH FLOW (TOTALENERGIES SHARE)

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
9,496	9,900	17,848	-47%	Cash flow from operating activities (a)	24,529	41,749	-41%
(582)	1,720	7,692	ns	(Increase) decrease in working capital (b) *	(2,851)	5,078	ns
764	(252)	(1,010)	ns	Inventory effect (c)	10	1,396	-99%
43	35	(0)	ns	Capital gain from renewable project sales (d)	81	25	x3.3
(17)	18	570	ns	Organic loan repayments from equity affiliates (e)	(5)	1,295	ns
9,340	8,485	11,736	-20%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	27,446	36,595	-25%
(211)	(112)	(304)	ns	Financial charges	(476)	(1,071)	ns
9,551	8,596	12,040	-21%	Debt Adjusted Cash Flow (DACF)	27,922	37,665	-26%

4,283	4,271	3,116	+37%	Organic investments (g)	11,987	7,916	+51%
5,058	4,214	8,620	-41%	Free cash flow after organic investments, w/o net asset sales (f - g)	15,459	28,679	-46%

5,091	4,591	4,703	+8%	Net investments (h)	16,102	12,501	+29%
4,249	3,894	7,033	-40%	Net cash flow (f - h)	11,344	24,094	-53%

*       Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors’ contracts.

CASH FLOW BY SEGMENT

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Exploration & Production

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
4,240	4,047	9,083	-53%	Cash flow from operating activities (a)	12,823	23,619	-46%
(925)	(317)	2,676	ns	(Increase) decrease in working capital (b)	(1,613)	2,549	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	(1)	-100%	Organic loan repayments from equity affiliates (e)	-	22	-100%
5,165	4,364	6,406	-19%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	14,436	21,092	-32%

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated LNG

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
872	1,332	3,449	-75%	Cash flow from operating activities (a)	5,740	9,470	-39%
(775)	(469)	1,536	ns	(Increase) decrease in working capital (b) *	212	3,656	-94%
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
1	-	578	-100%	Organic loan repayments from equity affiliates (e)	2	1,282	-100%
1,648	1,801	2,492	-34%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	5,530	7,096	-22%

*       Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG sectors’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated Power

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
1,936	2,284	941	x2.1	Cash flow from operating activities (a)	2,935	(795)	ns
1,466	1,844	753	+95%	(Increase) decrease in working capital (b) *	1,595	(1,299)	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
43	35	-	ns	Capital gain from renewable project sales (d)	81	25	x3.3
4	16	3	+33%	Organic loan repayments from equity affiliates (e)	26	3	x8.7
516	491	191	x2.7	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	1,447	532	x2.7

*       Changes in working capital are presented excluding the mark-to-market effect of Integrated Power sectors’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Refining & Chemicals

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
2,060	1,923	3,798	-46%	Cash flow from operating activities (a)	3,132	8,431	-63%
(125)	788	2,394	ns	(Increase) decrease in working capital (b)	(1,520)	908	ns
546	(192)	(771)	ns	Inventory effect (c)	(61)	951	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
(21)	2	(11)	ns	Organic loan repayments from equity affiliates (e)	(33)	(12)	ns
1,618	1,329	2,164	-25%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	4,680	6,560	-29%

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Marketing & Services

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
206	665	939	-78%	Cash flow from operating activities (a)	198	2,417	-92%
(599)	(31)	398	ns	(Increase) decrease in working capital (b)	(1,672)	144	ns
218	(60)	(239)	ns	Inventory effect (c)	71	445	-84%
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	-	ns	Organic loan repayments from equity affiliates (e)	-	-	ns
587	756	780	-25%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	1,799	1,828	-2%

GEARING RATIO

In millions of dollars	09/30/2023	06/30/2023	09/30/2022
Current borrowings *	15,193	13,980	15,556
Other current financial liabilities	415	443	861
Current financial assets *, **	(6,585)	(6,397)	(11,532)
Net financial assets classified as held for sale *	(44)	(41)	(36)
Non-current financial debt *	33,947	33,387	37,506
Non-current financial assets *	(1,519)	(1,264)	(1,406)
Cash and cash equivalents	(24,731)	(25,572)	(35,941)
Net debt (a)	16,676	14,536	5,008

Shareholders’ equity - TotalEnergies share	115,767	113,682	117,821
Non-controlling interests	2,657	2,770	2,851
Shareholders’ equity (b)	118,424	116,452	120,672

Gearing = a / (a+b)	12.3%	11.1%	4.0%

Leases (c)	8,277	8,090	7,669
Gearing including leases (a+c) / (a+b+c)	17.4%	16.3%	9.5%

*	Excludes leases receivables and leases debts.

**	Including initial margins held as part of the Company’s activities on organized markets.

RETURN ON AVERAGE CAPITAL EMPLOYED (ROACE)1

Twelve months ended September 30, 2023

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Company

Adjusted net operating income	11,668	7,152	1,807	5,508	1,486	27,351
Capital employed at 09/30/2022	65,041	37,742	17,181	5,801	7,141	130,420
Capital employed at 09/30/2023	69,392	36,033	20,043	9,002	9,025	141,093
ROACE[1]	17.4%	19.4%	9.7%	74.4%	18.4%	20.1%

PAYOUT

In millions of dollars	9M23	9M22	2022
Dividend paid (parent company shareholders) (a)	5,648	5,630	9,986
Repayment of treasury shares	6,203	5,160	7,711
of which buy-backs (b)	6,082	4,979	7,019
Cash flow from operations excluding working capital (CFFO) (c)	27,446	36,595	45,729

Payout ratio = (a+b) / c	42.7%	29.0%	37.2%

1 ROACE is a non-GAAP measure. Refer to the Glossary on pages 26 and 27 for the definitions and further information on Non-GAAP measures (alternative performance measures).

RECONCILIATION OF CAPITAL EMPLOYED (BALANCE SHEET) AND CALCULATION OF ROACE

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Inter-company	Company

Adjusted net operating income 3rd quarter 2023	3,138	1,342	506	1,399	423	80	-	6,888
Adjusted net operating income 2nd quarter 2023	2,349	1,330	450	1,004	449	(248)	-	5,334
Adjusted net operating income 1st quarter 2023	2,653	2,072	370	1,618	280	(77)	-	6,916
Adjusted net operating income 4th quarter 2022	3,528	2,408	481	1,487	334	(25)	-	8,213
Adjusted net operating income (a)	11,668	7,152	1,807	5,508	1,486	(270)	-	27,351

Balance sheet as of September 30, 2023
Property plant and equipment intangible assets net	84,906	24,683	11,635	11,350	6,449	609	-	139,632
Investments & loans in equity affiliates	2,823	13,624	8,840	4,293	573	-	-	30,153
Other non-current assets	3,473	2,874	711	722	1,124	(35)	-	8,869
Inventories, net	1,542	1,768	657	14,337	4,208	-	-	22,512
Accounts receivable, net	7,152	8,436	5,415	23,483	9,416	1,734	(32,038)	23,598
Other current assets	5,623	10,327	8,081	2,452	3,531	2,815	(10,577)	22,252
Accounts payable	(5,860)	(9,514)	(5,659)	(35,396)	(10,972)	(1,787)	31,920	(37,268)
Other creditors and accrued liabilities	(9,532)	(12,307)	(8,178)	(6,803)	(4,919)	(6,361)	10,695	(37,405)
Working capital	(1,075)	(1,290)	316	(1,927)	1,264	(3,598)	-	(6,310)
Provisions and other non-current liabilities	(26,342)	(3,858)	(1,586)	(3,757)	(1,207)	623	-	(36,127)
Assets and liabilities classified as held for sale	5,607	-	127	130	1,298	-	-	7,162
Capital Employed (Balance sheet)	69,392	36,033	20,043	10,811	9,501	(2,402)	-	143,378
Less inventory valuation effect	-	-	-	(1,809)	(476)	-	-	(2,285)
Capital Employed at replacement cost (b)	69,392	36,033	20,043	9,002	9,025	(2,402)	-	141,093

Balance sheet as of September 30, 2022
Property plant and equipment intangible assets net	86,341	24,387	6,791	10,670	7,317	570	-	136,076
Investments & loans in equity affiliates	2,874	13,525	7,694	4,228	422	-	-	28,743
Other non-current assets	3,782	1,039	2,050	577	1,142	(78)	-	8,512
Inventories, net	1,230	2,910	1,217	14,474	4,587	2	-	24,420
Accounts receivable, net	7,827	25,065	3,087	19,382	9,043	1,245	(37 458)	28,191
Other current assets	6,846	63,814	23,448	2,842	4,157	2,558	(30 212)	73,453
Accounts payable	(5,818)	(22,866)	(12,466)	(31,969)	(12,166)	(998)	37 341	(48,942)
Other creditors and accrued liabilities	(13,114)	(65,868)	(12,109)	(8,438)	(5,535)	(5,733)	30 329	(80,468)
Working capital	(3,029)	3,055	3,177	(3,709)	86	(2,926)	-	(3,346)
Provisions and other non-current liabilities	(25,051)	(4,264)	(2,686)	(3,566)	(1,298)	(52)	-	(36,917)
Assets and liabilities classified as held for sale	124	-	155	-	-	-	-	279
Capital Employed (Balance sheet)	65,041	37,742	17,181	8,200	7,669	(2,486)	-	133,347
Less inventory valuation effect	-	-	-	(2,399)	(528)	-	-	(2,927)
Capital Employed at replacement cost (c)	65,041	37,742	17,181	5,801	7,141	(2,486)	-	130,420
ROACE as a percentage (a/average(b+c))	17.4%	19.4%	9.7%	74.4%	18.4%			20.1%

GLOSSARY

Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector).

Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items.

Adjusted net operating income is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. Adjusted Net Operating Income refers to Net Income before net cost of net debt, i.e., cost of net debt net of its tax effects, less adjustment items. Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. Adjusted Net Operating Income can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and understanding its operating trends, by removing the impact of non-operational results and special items and is used to evaluate the Return on Average Capital Employed (ROACE) as explained below.

Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities(v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE).

Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders.

Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements.

Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments.

Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet.

Net acquisitions is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Acquisitions refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities.

Net cash flow is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Net Acquisitions (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks.

Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Net Acquisitions each of which is described in the Glossary.

Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth.

Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder.

Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers.

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)(a)	2023	2023	2022

Sales	59,017	56,271	69,037
Excise taxes	(4,604)	(4,737)	(4,075)
Revenues from sales	54,413	51,534	64,962

Purchases, net of inventory variation	(33,676)	(33,864)	(42,802)
Other operating expenses	(7,562)	(7,906)	(6,771)
Exploration costs	(245)	(62)	(71)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,055)	(3,106)	(2,935)
Other income	535	116	1,693
Other expense	(928)	(366)	(921)

Financial interest on debt	(726)	(724)	(633)
Financial income and expense from cash & cash equivalents	459	510	327
Cost of net debt	(267)	(214)	(306)

Other financial income	311	413	196
Other financial expense	(186)	(173)	(112)

Net income (loss) from equity affiliates	754	267	(108)

Income taxes	(3,404)	(2,487)	(6,077)
Consolidated net income	6,690	4,152	6,748
TotalEnergies share	6,676	4,088	6,626
Non-controlling interests	14	64	122
Earnings per share ($)	2.74	1.65	2.58
Fully-diluted earnings per share ($)	2.73	1.64	2.56

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)	2023	2023	2022

Consolidated net income	6,690	4,152	6,748

Other comprehensive income

Actuarial gains and losses	(1)	135	(17)
Change in fair value of investments in equity instruments	3	(1)	131
Tax effect	(2)	(43)	2
Currency translation adjustment generated by the parent company	(1,861)	(57)	(4,639)
Items not potentially reclassifiable to profit and loss	(1,861)	34	(4,523)
Currency translation adjustment	1,204	(49)	1,871
Cash flow hedge	306	689	1,258
Variation of foreign currency basis spread	(3)	11	9
share of other comprehensive income of equity affiliates, net amount	31	3	191
Other	(4)	(4)	(18)
Tax effect	(46)	(136)	(424)
Items potentially reclassifiable to profit and loss	1,488	514	2,887
Total other comprehensive income (net amount)	(373)	548	(1,636)

Comprehensive income	6,317	4,700	5,112
TotalEnergies share	6,313	4,676	4,969
Non-controlling interests	4	24	143

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	9 months	9 months
(M$)(a)	2023	2022

Sales	177,891	212,417
Excise taxes	(13,711)	(13,060)
Revenues from sales	164,180	199,357

Purchases, net of inventory variation	(105,891)	(127,893)
Other operating expenses	(23,253)	(22,435)
Exploration costs	(399)	(1,049)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,223)	(9,716)
Other income	992	2,265
Other expense	(1,594)	(4,516)

Financial interest on debt	(2,160)	(1,667)
Financial income and expense from cash & cash equivalents	1,362	786
Cost of net debt	(798)	(881)

Other financial income	982	630
Other financial expense	(542)	(383)

Net income (loss) from equity affiliates	1,981	(1,611)

Income taxes	(9,962)	(16,165)
Consolidated net income	16,473	17,603
TotalEnergies share	16,321	17,262
Non-controlling interests	152	341
Earnings per share ($)	6.61	6.61
Fully-diluted earnings per share ($)	6.57	6.57

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	9 months	9 months
(M$)	2023	2022
Consolidated net income	16,473	17,603

Other comprehensive income

Actuarial gains and losses	137	187
Change in fair value of investments in equity instruments	6	114
Tax effect	(53)	(40)
Currency translation adjustment generated by the parent company	(452)	(11,776)
Items not potentially reclassifiable to profit and loss	(362)	(11,515)
Currency translation adjustment	(95)	5,406
Cash flow hedge	2,197	4,217
Variation of foreign currency basis spread	5	79
share of other comprehensive income of equity affiliates, net amount	(64)	2,655
Other	(5)	(19)
Tax effect	(518)	(1,483)
Items potentially reclassifiable to profit and loss	1,520	10,855
Total other comprehensive income (net amount)	1,158	(660)

Comprehensive income	17,631	16,943
TotalEnergies share	17,539	16,627
Non-controlling interests	92	316

CONSOLIDATED BALANCE SHEET

TotalEnergies

	September 30, 2023	June 30, 2023	December 31, 2022	September 30, 2022

(M$)	(unaudited)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	32,911	31,717	31,931	36,376
Property, plant and equipment, net	106,721	104,174	107,101	99,700
Equity affiliates : investments and loans	30,153	30,425	27,889	28,743
Other investments	1,342	1,190	1,051	1,149
Non-current financial assets	2,710	2,494	2,731	2,341
Deferred income taxes	3,535	3,649	5,049	4,434
Other non-current assets	3,991	2,573	2,388	2,930
Total non-current assets	181,363	176,222	178,140	175,673

Current assets
Inventories, net	22,512	18,785	22,936	24,420
Accounts receivable, net	23,598	22,163	24,378	28,191
Other current assets	22,252	23,111	36,070	73,453
Current financial assets	6,892	6,725	8,746	11,688
Cash and cash equivalents	24,731	25,572	33,026	35,941
Assets classified as held for sale	8,656	8,441	568	349
Total current assets	108,641	104,797	125,724	174,042
Total assets	290,004	281,019	303,864	349,715

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	7,616	7,850	8,163	8,163
Paid-in surplus and retained earnings	123,506	123,511	123,951	131,382
Currency translation adjustment	(13,461)	(12,859)	(12,836)	(16,720)
Treasury shares	(1,894)	(4,820)	(7,554)	(5,004)
Total shareholders’ equity - TotalEnergies share	115,767	113,682	111,724	117,821
Non-controlling interests	2,657	2,770	2,846	2,851
Total shareholders’ equity	118,424	116,452	114,570	120,672

Non-current liabilities
Deferred income taxes	11,633	11,237	11,021	12,576
Employee benefits	1,837	1,872	1,829	2,207
Provisions and other non-current liabilities	22,657	21,295	21,402	22,133
Non-current financial debt	41,022	40,427	45,264	44,899
Total non-current liabilities	77,149	74,831	79,516	81,815

Current liabilities
Accounts payable	37,268	32,853	41,346	48,942
Other creditors and accrued liabilities	37,405	38,609	52,275	80,468
Current borrowings	16,876	15,542	15,502	16,923
Other current financial liabilities	415	443	488	861
Liabilities directly associated with the assets classified as held for sale	2,467	2,289	167	34
Total current liabilities	94,431	89,736	109,778	147,228
Total liabilities & shareholders’ equity	290,004	281,019	303,864	349,715

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)	2023	2023	2022

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	6,690	4,152	6,748
Depreciation, depletion, amortization and impairment	3,621	3,195	3,032
Non-current liabilities, valuation allowances and deferred taxes	686	81	704
(Gains) losses on disposals of assets	(521)	(70)	(1,645)
Undistributed affiliates’ equity earnings	(325)	383	1,290
(Increase) decrease in working capital	(923)	2,125	7,407
Other changes, net	268	34	312
Cash flow from operating activities	9,496	9,900	17,848

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(3,808)	(3,870)	(2,986)
Acquisitions of subsidiaries, net of cash acquired	(1,607)	(19)	(8)
Investments in equity affiliates and other securities	(482)	(522)	(2,557)
Increase in non-current loans	(451)	(366)	(246)
Total expenditures	(6,348)	(4,777)	(5,797)
Proceeds from disposals of intangible assets and property, plant and equipment	914	31	97
Proceeds from disposals of subsidiaries, net of cash sold	7	38	524
Proceeds from disposals of non-current investments	308	133	304
Repayment of non-current loans	132	102	797
Total divestments	1,361	304	1,722
Cash flow used in investing activities	(4,987)	(4,473)	(4,075)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	-	383	(1)
- Treasury shares	(2,098)	(2,002)	(1,996)
Dividends paid:
- Parent company shareholders	(1,962)	(1,842)	(1,877)
- Non-controlling interests	(168)	(105)	(405)
Net issuance (repayment) of perpetual subordinated notes	-	(1,081)	-
Payments on perpetual subordinated notes	(22)	(80)	(14)
Other transactions with non-controlling interests	(11)	(13)	38
Net issuance (repayment) of non-current debt	47	(14)	141
Increase (decrease) in current borrowings	(446)	(4,111)	(527)
Increase (decrease) in current financial assets and liabilities	(182)	990	(4,473)
Cash flow from (used in) financing activities	(4,842)	(7,875)	(9,114)
Net increase (decrease) in cash and cash equivalents	(333)	(2,448)	4,659
Effect of exchange rates	(508)	35	(1,566)
Cash and cash equivalents at the beginning of the period	25,572	27,985	32,848
Cash and cash equivalents at the end of the period	24,731	25,572	35,941

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)
	9 months	9 months
(M$)	2023	2022

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	16,473	17,603
Depreciation, depletion, amortization and impairment	10,003	10,931
Non-current liabilities, valuation allowances and deferred taxes	1,081	4,669
(Gains) losses on disposals of assets	(843)	(1,823)
Undistributed affiliates’ equity earnings	(291)	4,551
(Increase) decrease in working capital	(2,217)	4,982
Other changes, net	323	836
Cash flow from operating activities	24,529	41,749

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(12,646)	(11,593)
Acquisitions of subsidiaries, net of cash acquired	(1,762)	(90)
Investments in equity affiliates and other securities	(2,411)	(2,782)
Increase in non-current loans	(1,206)	(765)
Total expenditures	(18,025)	(15,230)
Proceeds from disposals of intangible assets and property, plant and equipment	1,013	427
Proceeds from disposals of subsidiaries, net of cash sold	228	675
Proceeds from disposals of non-current investments	490	554
Repayment of non-current loans	472	2,139
Total divestments	2,203	3,795
Cash flow used in investing activities	(15,822)	(11,435)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	383	370
- Treasury shares	(6,203)	(5,160)
Dividends paid:
- Parent company shareholders	(5,648)	(5,630)
- Non-controlling interests	(294)	(524)
Net issuance (repayment) of perpetual subordinated notes	(1,081)	-
Payments on perpetual subordinated notes	(260)	(288)
Other transactions with non-controlling interests	(110)	33
Net issuance (repayment) of non-current debt	151	683
Increase (decrease) in current borrowings	(5,831)	(2,573)
Increase (decrease) in current financial assets and liabilities	2,202	390
Cash flow from (used in) financing activities	(16,691)	(12,699)
Net increase (decrease) in cash and cash equivalents	(7,984)	17,615
Effect of exchange rates	(311)	(3,016)
Cash and cash equivalents at the beginning of the period	33,026	21,342
Cash and cash equivalents at the end of the period	24,731	35,941

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TotalEnergies

(unaudited)

	Common shares issued		Paid-in surplus and	Currency translation	Treasury shares		Shareholders’ equity -	Non- controlling	Total shareholders’
(M$)	Number	Amount	retained earnings	adjustment	Number	Amount	TotalEnergies Share	interests	equity
As of January 1, 2022	2,640,429,329	8,224	117,849	(12,671)	(33,841,104)	(1,666)	111,736	3,263	114,999
Net income of the first nine months 2022	-	-	17,262	-	-	-	17,262	341	17,603
Other comprehensive income	-	-	3,421	(4,056)	-	-	(635)	(25)	(660)
Comprehensive Income	-	-	20,683	(4,056)	-	-	16,627	316	16,943
Dividend	-	-	(5,653)	-	-	-	(5,653)	(524)	(6,177)
Issuance of common shares	9,367,482	26	344	-	-	-	370	-	370
Purchase of treasury shares	-	-	-	-	(97,376,124)	(5,160)	(5,160)	-	(5,160)
Sale of treasury shares(a)	-	-	(317)	-	6,193,921	317	-	-	-
Share-based payments	-	-	191	-	-	-	191	-	191
Share cancellation	(30,665,526)	(87)	(1,418)	-	30,665,526	1,505	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(44)	-	-	-	(44)	-	(44)
Payments on perpetual subordinated notes	-	-	(255)	-	-	-	(255)	-	(255)
Other operations with non-controlling interests	-	-	41	7	-	-	48	124	172
Other items	-	-	(39)	-	-	-	(39)	(328)	(367)
As of September 30, 2022	2,619,131,285	8,163	131,382	(16,720)	(94,357,781)	(5,004)	117,821	2,851	120,672
Net income of the fourth quarter 2022	-	-	3,264	-	-	-	3,264	177	3,441
Other comprehensive income	-	-	(6,354)	3,882	-	-	(2,472)	23	(2,449)
Comprehensive Income	-	-	(3,090)	3,882	-	-	792	200	992
Dividend	-	-	(4,336)	-	-	-	(4,336)	(12)	(4,348)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(42,831,619)	(2,551)	(2,551)	-	(2,551)
Sale of treasury shares(a)	-	-	(1)	-	1,733	1	-	-	-
Share-based payments	-	-	38	-	-	-	38	-	38
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(76)	-	-	-	(76)	-	(76)
Other operations with non-controlling interests	-	-	4	2	-	-	6	(87)	(81)
Other items	-	-	30	-	-	-	30	(106)	(76)
As of December 31, 2022	2,619,131,285	8,163	123,951	(12,836)	(137,187,667)	(7,554)	111,724	2,846	114,570
Net income of the first nine months 2023	-	-	16,321	-	-	-	16,321	152	16,473
Other comprehensive income	-	-	1,815	(597)	-	-	1,218	(60)	1,158
Comprehensive Income	-	-	18,136	(597)	-	-	17,539	92	17,631
Dividend	-	-	(5,765)	-	-	-	(5,765)	(294)	(6,059)
Issuance of common shares	8,002,155	22	361	-	-	-	383	-	383
Purchase of treasury shares	-	-	-	-	(100,511,783)	(7,024)	(7,024)	-	(7,024)
Sale of treasury shares(a)	-	-	(396)	-	6,463,426	396	-	-	-
Share-based payments	-	-	232	-	-	-	232	-	232
Share cancellation	(214,881,605)	(569)	(11,720)	-	214,881,605	12,289	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,107)	-	-	-	(1,107)	-	(1,107)
Payments on perpetual subordinated notes	-	-	(223)	-	-	-	(223)	-	(223)
Other operations with non-controlling interests	-	-	39	(28)	-	-	11	12	23
Other items	-	-	(2)	-	-	(1)	(3)	1	(2)
As of September 30, 2023	2,412,251,835	7,616	123,506	(13,461)	(16,354,419)	(1,894)	115,767	2,657	118,424

(a)	Treasury shares related to the performance share grants.

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

3rd quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,551	2,144	5,183	27,127	23,012	-	-	59,017
Intersegment sales	11,129	2,361	495	10,094	153	59	(24,291)	-
Excise taxes	-	-	-	(210)	(4,394)	-	-	(4,604)
Revenues from sales	12,680	4,505	5,678	37,011	18,771	59	(24,291)	54,413
Operating expenses	(5,347)	(3,038)	(4,811)	(34,598)	(17,749)	(231)	24,291	(41,483)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,976)	(283)	(86)	(483)	(204)	(23)	-	(3,055)
Net income (loss) from equity affiliates and other items	10	358	(8)	61	(16)	81	-	486
Tax on net operating income	(2,437)	(251)	(86)	(502)	(247)	157	-	(3,366)
Adjustment (a)	(208)	(51)	181	90	132	(37)	-	107
Adjusted net operating income	3,138	1,342	506	1,399	423	80	-	6,888
Adjustment (a)								107
Net cost of net debt								(305)
Non-controlling interests								(14)
Net income - TotalEnergies share								6,676

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,677	734	2,215	424	270	28	-	6,348
Total divestments	699	168	331	114	49	-	-	1,361
Cash flow from operating activities	4,240	872	1,936	2,060	206	182	-	9,496

2nd quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,434	2,020	6,249	24,849	21,712	7	-	56,271
Intersegment sales	10,108	2,778	670	8,630	201	64	(22,451)	-
Excise taxes	-	-	-	(231)	(4,506)	-	-	(4,737)
Revenues from sales	11,542	4,798	6,919	33,248	17,407	71	(22,451)	51,534
Operating expenses	(5,162)	(3,797)	(6,334)	(32,042)	(16,672)	(276)	22,451	(41,832)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,117)	(277)	(51)	(394)	(241)	(26)	-	(3,106)
Net income (loss) from equity affiliates and other items	(15)	472	(250)	3	64	(17)	-	257
Tax on net operating income	(1,889)	(137)	(41)	(187)	(162)	(40)	-	(2,456)
Adjustment (a)	10	(271)	(207)	(376)	(53)	(40)	-	(937)
Adjusted net operating income	2,349	1,330	450	1,004	449	(248)	-	5,334
Adjustment (a)								(937)
Net cost of net debt								(245)
Non-controlling interests								(64)
Net income - TotalEnergies share								4,088

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

2nd quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,569	626	807	489	256	30	-	4,777
Total divestments	26	45	149	52	28	4	-	304
Cash flow from operating activities	4,047	1,332	2,284	1,923	665	(351)	-	9,900

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

3rd quarter 2022 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	2,670	7,264	4,231	28,899	25,968	5	-	69,037
Intersegment sales	14,701	3,854	537	12,065	176	52	(31,385)	-
Excise taxes	-	-	-	(160)	(3,915)	-	-	(4,075)
Revenues from sales	17,371	11,118	4,768	40,804	22,229	57	(31,385)	64,962
Operating expenses	(6,880)	(8,591)	(4,695)	(39,137)	(21,513)	(213)	31,385	(49,644)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,999)	(249)	(46)	(371)	(243)	(27)	-	(2,935)
Net income (loss) from equity affiliates and other items	(2,643)	1,697	1,493	219	(14)	(4)	-	748
Tax on net operating income	(5,071)	(752)	(25)	(255)	(153)	162	-	(6,094)
Adjustment (a)	(3,439)	(190)	1,259	(675)	(172)	(59)	-	(3,276)
Adjusted net operating income	4,217	3,413	236	1,935	478	34	-	10,313
Adjustment (a)								(3,276)
Net cost of net debt								(289)
Non-controlling interests								(122)
Net income - TotalEnergies share								6,626

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
3rd quarter 2022 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,069	364	2,850	242	251	21	-	5,797
Total divestments	246	745	696	6	29	-	-	1,722
Cash flow from operating activities	9,083	3,449	941	3,798	939	(362)	-	17,848

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

9 months 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,939	9,036	19,987	76,831	67,083	15	-	177,891
Intersegment sales	31,965	11,138	2,850	27,785	474	180	(74,392)	-
Excise taxes	-	-	-	(625)	(13,086)	-	-	(13,711)
Revenues from sales	36,904	20,174	22,837	103,991	54,471	195	(74,392)	164,180
Operating expenses	(15,271)	(16,280)	(20,976)	(98,532)	(52,208)	(668)	74,392	(129,543)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,159)	(848)	(184)	(1,291)	(669)	(72)	-	(9,223)
Net income (loss) from equity affiliates and other items	63	1,634	(328)	116	291	43	-	1,819
Tax on net operating income	(7,724)	(593)	(238)	(1,014)	(528)	180	-	(9,917)
Adjustment (a)	(327)	(657)	(215)	(751)	205	(77)	-	(1,822)
Adjusted net operating income	8,140	4,744	1,326	4,021	1,152	(245)	-	19,138
Adjustment (a)								(1,822)
Net cost of net debt								(843)
Non-controlling interests								(152)
Net income - TotalEnergies share								16,321

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

9 months 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	9,298	2,555	4,256	1,138	685	93	-	18,025
Total divestments	756	262	629	174	378	4	-	2,203
Cash flow from operating activities	12,823	5,740	2,935	3,132	198	(299)	-	24,529

9 months 2022 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	7,342	16,672	17,398	94,968	76,024	13	-	212,417
Intersegment sales	42,324	11,292	1,546	34,127	1,159	185	(90,633)	-
Excise taxes	-	-	-	(538)	(12,522)	-	-	(13,060)
Revenues from sales	49,666	27,964	18,944	128,557	64,661	198	(90,633)	199,357
Operating expenses	(18,348)	(21,621)	(19,381)	(119,790)	(61,807)	(1,063)	90,633	(151,377)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,772)	(803)	(140)	(1,140)	(757)	(104)	-	(9,716)
Net income (loss) from equity affiliates and other items	(6,069)	(172)	1,685	724	42	175	-	(3,615)
Tax on net operating income	(12,810)	(1,305)	(26)	(1,646)	(674)	259	-	(16,202)
Adjustment (a)	(8,284)	(4,698)	588	890	249	(297)	-	(11,552)
Adjusted operating income	13,951	8,761	494	5,815	1,216	(238)	-	29,999
Adjustment (a)								(11,552)
Net cost of net debt								(844)
Non-controlling interests								(341)
Net income - TotalEnergies share								17,262

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

9 months 2022 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	8,168	939	4,586	803	679	55	-	15,230
Total divestments	592	1,982	940	89	180	12	-	3,795
Cash flow from operating activities	23,619	9,470	(795)	8,431	2,417	(1,393)	-	41,749

TotalEnergies

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST NINE MONTHS 2023

(unaudited)

1) Basis of preparation of the consolidated financial statements

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TotalEnergies SE and its subsidiaries (the Company) as of September 30, 2023, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the consolidated financial statements at September 30, 2023, are consistent with those used for the financial statements at December 31, 2022.

The preparation of financial statements in accordance with IFRS for the closing as of September 30, 2023 requires the General Management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by General Management and therefore could be revised as circumstances change or as a result of new information.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, asset impairments, employee benefits, asset retirement obligations and income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2022.

The consolidated financial statements as of December 31, 2022 were impacted by the Russian-Ukrainian conflict. The Russian assets were fully depreciated, except for those relating to Yamal LNG. As of September 30, 2023, in the absence of any new event, assessments and judgments taken into account in the valuation of assets remain in place.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the General Management of the Company applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Company structure

2.1) Main acquisitions and divestments

Exploration & Production

●	In March 2023, TotalEnergies has signed an agreement with CEPSA to acquire CEPSA’s upstream assets in the United Arab Emirates. The assets to be acquired are:

○	a 20% participating interest in the Satah Al Razboot (SARB), Umm Lulu, Bin Nasher and Al Bateel (SARB and Umm Lulu) offshore concession.

The SARB and Umm Lulu concession includes two major offshore fields. ADNOC holds a 60% interest in this concession, alongside OMV (20%). The concession is operated by ADNOC Offshore.

○	a 12.88% indirect interest in the Mubarraz concession held by Abu Dhabi Oil Company Ltd (ADOC), through the acquisition of 20% of Cosmo Abu Dhabi Energy Exploration & Production Co. Ltd (CEPAD), a company holding a 64.4% interest in ADOC.

The Mubarraz concession is comprised of four producing offshore fields.

The SARB and Umm Lulu transaction was completed on March 15, 2023. The Mubarraz transaction was not completed following Cosmo’s decision to exercise its right of first refusal on the proposed transaction on April 21, 2023 in accordance with the terms of the agreements.

●	On September 28, 2023, TotalEnergies EP Angola Block 20 has finalized the sale to Petronas Angola E&P Ltd (PAEPL), a company belonging to the Petronas group of companies, of a 40% interest in Block 20 in the Kwanza Basin in Angola. The transaction was completed for an amount of $400 million, subject to customary price adjustments. TotalEnergies retains the operatorship and a 40% interest in Block 20, alongside PAEPL (40%) and Sonangol Pesquisa e Produção S.A. (20%).

Integrated LNG

●	On June 12, 2022, following the request for proposals in relation to partner selection for the North Field East (NFE) liquified natural gas project, TotalEnergies has been awarded, a 25% interest in a new joint venture (JV), alongside the national company QatarEnergy (75%). The new JV will hold a 25% interest in the 32 million tons per annum (Mtpa) NFE project, equivalent to one 8 Mtpa LNG train. The acquisition of the interest in this project was finalized in January 2023.

Integrated Power

●	On October 26, 2022, TotalEnergies and Casa dos Ventos (CDV), Brazil’s leading renewable energy developer, announced the creation of a 34%(TTE)/66%(CDV) joint venture to jointly develop, build and operate the renewable portfolio of Casa Dos Ventos. This portfolio includes 700 MW of onshore wind capacity in operation, 1 GW of onshore wind under construction, 2.8 GW of onshore wind and 1.6 GW of solar projects under well advanced development (COD[1] within 5 years). Besides, the newly formed JV will have the right to acquire the current and new projects that are or will be developed by CDV as they reach execution stage. The transaction amounts to a payment of $0.5 billion and an earn-out of up to $30 million for the acquisition of a 34% stake in the JV. In addition, TotalEnergies will have the option to acquire an additional 15% equity share in 2027. The transaction was completed in January 2023.

●	On June 29, 2023, the Company exercised its option to buy back all the shares in Total Eren Holding and Total Eren, in which it held 33.86% and 5.73% respectively. Total Eren has 3.5 GW of assets in operation worldwide, and a diversified portfolio of solar, wind, hydro and storage projects of more than 10 GW in 30 countries, of which nearly 1.2 GW are under construction or at an advanced stage of development. On 24 July, 2023, TotalEnergies completed this acquisition for a net investment of €1,467 million.

1 Commercial Operation Date

2.2) Major business combinations

Exploration & Production

●	Acquisition of participating interest in SARB and Umm Lulu offshore concession

The preliminary purchase price allocation of $1,473 million has been done and is shown below:

(M$)	At the acquisition date
Intangible assets	590
Tangible assets	1,117
Other assets and liabilities	(234)
Fair value of consideration	1,473

Integrated Power

●	Acquisition of all the shares in Total Eren

In accordance with IFRS 3, TotalEnergies is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. This assessment will be finalized within 12 months following the acquisition date.

2.3) Divestment projects

Exploration & Production

●	On April 27, 2023, TotalEnergies announced the signature of an agreement with Suncor Energy Inc. for the sale of the entirety of the shares of TotalEnergies EP Canada Ltd for a consideration including a 5.5 billion Canadian dollar cash payment at closing (about US$4.1 billion) and additional payments that could reach a maximum of 600 million Canadian dollar (about US$450 million) under specific conditions. The transaction was subject to the waiver of TotalEnergies EP Canada Ltd’s partners pre-emption rights and customary closing conditions, notably the required approval from public authorities.

On May 26, 2023, ConocoPhillips has notified TotalEnergies that it is exercising its preemption right to purchase the 50% interest in the Surmont asset held by TotalEnergies EP Canada Ltd.

On October 4, 2023, TotalEnergies EP Canada Ltd. has finalized the sale to ConocoPhillips of its 50% interest in the Surmont oil sands asset and associated midstream commitments. The transaction, for a base amount of $4.03 billion Canadian dollar (about US$3.0 billion) plus up to $440 million Canadian dollar (about US$330 million) in contingent payments. Including adjustments, TotalEnergies received a cash payment at closing of $3.7 billion Canadian dollar (about US$2.75 billion). At current WCS (Western Canadian Select) prices and production levels, TotalEnergies would receive the entirety of the contingent payments within a year.

On October 4, 2023, TotalEnergies has also signed an agreement to sell to Suncor the entirety of the shares of TotalEnergies EP Canada Ltd., comprising notably its participation in the Fort Hills oil sands asset and associated midstream commitments. The consideration for this transaction is $1.47 billion Canadian dollar (about US$1.1 billion).

As of September 30, 2023, the assets and liabilities of TotalEnergies EP Canada Ltd have been respectively classified in the consolidated balance sheet as “assets classified as held for sale” for an amount of $5,441 million and “liabilities classified as held for sale” for an amount of $927 million. These assets mainly include tangible assets.

●	On August 4, 2023, TotalEnergies and its partner SOCAR (State Oil Company of the Republic of Azerbaijan) have signed an agreement to sell a 15% participating interest each in the Absheron gas field to ADNOC (Abu Dhabi National Oil Company). After completion of this transaction, which is subject to the approval by the relevant authorities, TotalEnergies will own a 35% interest in Absheron gas field, alongside SOCAR (35%) and ADNOC (30%).

As of September 30, 2023, the assets and liabilities have been respectively classified in the consolidated balance sheet as “assets classified as held for sale” for an amount of $406 million and “liabilities classified as held for sale” for an amount of $14 million. These assets mainly include tangible assets.

Marketing & Services

On March 16, 2023, TotalEnergies and Alimentation Couche-Tard have signed agreements covering TotalEnergies’ retail networks in four European countries. As part of this agreement, TotalEnergies will join forces with Couche-Tard in Belgium and Luxembourg and transfer its networks in Germany and the Netherlands.

This planned transaction, which is based on an enterprise value of 3.1 billion euros, is subject to the usual conditions for completion, including the securing of the mandatory authorizations from competition authorities.

As of September 30, 2023, the assets and liabilities have been respectively classified in the consolidated balance sheet as “assets classified as held for sale” for an amount of $2,014 million and “liabilities classified as held for sale” for an amount of $1,266 million. These assets mainly include tangible assets.

3) Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of the Company, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The profitable growth in the LNG and power integrated value chains are two of the key axes of TotalEnergies’s strategy.

In order to give more visibility to these businesses, the Board of Directors has decided that from the first quarter 2023, Integrated LNG and Integrated Power results, previously grouped in the Integrated Gas, Renewables & Power (iGRP) segment, would be reported separately as two segments.

A new reporting structure for the business segments’ financial information has been put in place, effective January 1, 2023. It is based on the following five business segments:

-	An Exploration-Production segment;

-	An Integrated LNG segment covering LNG production and trading activities as well as biogas, hydrogen and gas trading activities;

-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;

-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

This new segment reporting has been prepared in accordance with IFRS 8 and according to the same principles as the internal reporting followed by the TotalEnergies’s Executive Committee.

For the Integrated LNG and Integrated Power segments, the principles for the preparation of this segment information are as follows:

- The management of balance sheet positions (including margin calls) related to to centralized markets access for LNG, gas and power activities since 2022 has been fully included in the Integrated LNG segment.

- Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

- Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

Due to the change in the Company’s internal organizational structure affecting the composition of the business segments, the segment reporting data for the years 2021 and 2022 has been restated.

Definition of the indicators

Adjusted Net Operating Income

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from nonconsolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments describe below.

The income and expenses not included in net operating income adjusted that are included in net income TotalEnergies share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

Adjustment items include:

a)  Special items

Due to their unusual nature or particular significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

b) The inventory valuation effect

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-in, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors.

In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods.

c) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

3.1) Information by business segment

9 months 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,939	9,036	19,987	76,831	67,083	15	-	177,891
Intersegment sales	31,965	11,138	2,850	27,785	474	180	(74,392)	-
Excise taxes	-	-	-	(625)	(13,086)	-	-	(13,711)
Revenues from sales	36,904	20,174	22,837	103,991	54,471	195	(74,392)	164,180
Operating expenses	(15,271)	(16,280)	(20,976)	(98,532)	(52,208)	(668)	74,392	(129,543)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,159)	(848)	(184)	(1,291)	(669)	(72)	-	(9,223)
Net income (loss) from equity affiliates and other items	63	1,634	(328)	116	291	43	-	1,819
Tax on net operating income	(7,724)	(593)	(238)	(1,014)	(528)	180	-	(9,917)
Adjustment (a)	(327)	(657)	(215)	(751)	205	(77)	-	(1,822)
Adjusted net operating income	8,140	4,744	1,326	4,021	1,152	(245)	-	19,138
Adjustment (a)								(1,822)
Net cost of net debt								(843)
Non-controlling interests								(152)
Net income - TotalEnergies share								16,321

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

9 months 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	9,298	2,555	4,256	1,138	685	93	-	18,025
Total divestments	756	262	629	174	378	4	-	2,203
Cash flow from operating activities	12,823	5,740	2,935	3,132	198	(299)	-	24,529

9 months 2022 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	7,342	16,672	17,398	94,968	76,024	13	-	212,417
Intersegment sales	42,324	11,292	1,546	34,127	1,159	185	(90,633)	-
Excise taxes	-	-	-	(538)	(12,522)	-	-	(13,060)
Revenues from sales	49,666	27,964	18,944	128,557	64,661	198	(90,633)	199,357
Operating expenses	(18,348)	(21,621)	(19,381)	(119,790)	(61,807)	(1,063)	90,633	(151,377)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,772)	(803)	(140)	(1,140)	(757)	(104)	-	(9,716)
Net income (loss) from equity affiliates and other items	(6,069)	(172)	1,685	724	42	175	-	(3,615)
Tax on net operating income	(12,810)	(1,305)	(26)	(1,646)	(674)	259	-	(16,202)
Adjustment (a)	(8,284)	(4,698)	588	890	249	(297)	-	(11,552)
Adjusted operating income	13,951	8,761	494	5,815	1,216	(238)	-	29,999
Adjustment (a)								(11,552)
Net cost of net debt								(844)
Non-controlling interests								(341)
Net income - TotalEnergies share								17,262

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

9 months 2022 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	8,168	939	4,586	803	679	55	-	15,230
Total divestments	592	1,982	940	89	180	12	-	3,795
Cash flow from operating activities	23,619	9,470	(795)	8,431	2,417	(1,393)	-	41,749

3rd quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,551	2,144	5,183	27,127	23,012	-	-	59,017
Intersegment sales	11,129	2,361	495	10,094	153	59	(24,291)	-
Excise taxes	-	-	-	(210)	(4,394)	-	-	(4,604)
Revenues from sales	12,680	4,505	5,678	37,011	18,771	59	(24,291)	54,413
Operating expenses	(5,347)	(3,038)	(4,811)	(34,598)	(17,749)	(231)	24,291	(41,483)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,976)	(283)	(86)	(483)	(204)	(23)	-	(3,055)
Net income (loss) from equity affiliates and other items	10	358	(8)	61	(16)	81	-	486
Tax on net operating income	(2,437)	(251)	(86)	(502)	(247)	157	-	(3,366)
Adjustment (a)	(208)	(51)	181	90	132	(37)	-	107
Adjusted net operating income	3,138	1,342	506	1,399	423	80	-	6,888
Adjustment (a)								107
Net cost of net debt								(305)
Non-controlling interests								(14)
Net income - TotalEnergies share								6,676

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,677	734	2,215	424	270	28	-	6,348
Total divestments	699	168	331	114	49	-	-	1,361
Cash flow from operating activities	4,240	872	1,936	2,060	206	182	-	9,496

3rd quarter 2022 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	2,670	7,264	4,231	28,899	25,968	5	-	69,037
Intersegment sales	14,701	3,854	537	12,065	176	52	(31,385)	-
Excise taxes	-	-	-	(160)	(3,915)	-	-	(4,075)
Revenues from sales	17,371	11,118	4,768	40,804	22,229	57	(31,385)	64,962
Operating expenses	(6,880)	(8,591)	(4,695)	(39,137)	(21,513)	(213)	31,385	(49,644)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,999)	(249)	(46)	(371)	(243)	(27)	-	(2,935)
Net income (loss) from equity affiliates and other items	(2,643)	1,697	1,493	219	(14)	(4)	-	748
Tax on net operating income	(5,071)	(752)	(25)	(255)	(153)	162	-	(6,094)
Adjustment (a)	(3,439)	(190)	1,259	(675)	(172)	(59)	-	(3,276)
Adjusted net operating income	4,217	3,413	236	1,935	478	34	-	10,313
Adjustment (a)								(3,276)
Net cost of net debt								(289)
Non-controlling interests								(122)
Net income - TotalEnergies share								6,626

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2022 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,069	364	2,850	242	251	21	-	5,797
Total divestments	246	745	696	6	29	-	-	1,722
Cash flow from operating activities	9,083	3,449	941	3,798	939	(362)	-	17,848

3.2) Adjustment items

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO NET OPERATING INCOME
(M$)		Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2023	Inventory valuation effect	-	-	-	466	157	-	623
	Effect of changes in fair value	-	44	321	-	-	-	365
	Restructuring charges	-	-	-	-	-	-	-
	Asset impairment and provisions charges	-	-	(427)	(271)	-	-	(698)
	Gains (losses) on disposals of assets	-	-	-	-	-	-	-
	Other items	(208)	(95)	287	(105)	(25)	(37)	(183)
Total		(208)	(51)	181	90	132	(37)	107
3rd quarter 2022	Inventory valuation effect	-	-	-	(675)	(172)	-	(847)
	Effect of changes in fair value	-	(76)	(148)	-	-	-	(224)
	Restructuring charges	-	-	(19)	-	-	-	(19)
	Asset impairment and provisions charges	(2,969)	(128)	(21)	-	-	-	(3,118)
	Gains (losses) on disposals of assets	-	-	1,450	-	-	-	1,450
	Other items	(470)	14	(3)	-	-	(59)	(518)
Total		(3,439)	(190)	1,259	(675)	(172)	(59)	(3,276)
9 months 2023	Inventory valuation effect	-	-	-	(193)	48	-	(145)
	Effect of changes in fair value	-	(573)	393	-	-	-	(180)
	Restructuring charges	-	-	(5)	-	-	-	(5)
	Asset impairment and provisions charges	(123)	-	(773)	(331)	-	-	(1,227)
	Gains (losses) on disposals of assets	-	-	-	-	203	-	203
	Other items	(204)	(84)	170	(227)	(46)	(77)	(468)
Total		(327)	(657)	(215)	(751)	205	(77)	(1,822)
9 months 2022	Inventory valuation effect	-	-	-	922	331	-	1,253
	Effect of changes in fair value	-	(58)	(797)	-	-	-	(855)
	Restructuring charges	-	-	(41)	-	-	-	(41)
	Asset impairment and provisions charges	(7,494)	(4,302)	(21)	-	(72)	(9)	(11,898)
	Gains (losses) on disposals of assets	-	-	1,450	-	-	-	1,450
	Other items	(790)	(338)	(3)	(32)	(10)	(288)	(1,461)
Total		(8,284)	(4,698)	588	890	249	(297)	(11,552)

4) Shareholders’ equity

Treasury shares (TotalEnergies shares held directly by TotalEnergies SE)

	December 31, 2022	September 30, 2023
Number of treasury shares	137,187,667	16,354,419
Percentage of share capital	5.24%	0.68%
Of which shares acquired with the intention to cancel them	128,869,261	12,895,226
Of which shares allocated to TotalEnergies share performance plans for Company employees	8,231,365	3,361,143
Of which shares intended to be allocated to new share performance or purchase options plans	87,041	98,050

At its meeting on February 7, 2023, the Board of Directors decided, following the authorization of the Extraordinary Shareholder's Meeting on May 25, 2022, to cancel the 128,869,261 treasury shares bought back during 2022.

Moreover, at its meeting on September 21, 2023, the Board of Directors decided, following the authorization of the Extraordinary Shareholder's Meeting on May 25, 2022, to cancel 86,012,344 treasury shares bought back since the beginning of 2023.

Dividend

The Board of Directors, during its April 26, 2023 meeting, set the first interim dividend for the fiscal year 2023 at €0.74 per share. The ex-dividend date of this intermin dividend was September 20, 2023 and was paid in cash on October 2, 2023.

Moreover, the Board of Directors, during its July 26, 2023 meeting, set the second interim dividend for the fiscal year 2023 at €0.74 per share, i.e an amount equal to the aforementioned first interim dividend. The ex-dividend date of this intermin dividend will be January 2, 2024 and it will be paid in cash on January 12, 2024.

Furthermore, the Board of Directors of October 25, 2023 decided to set the amount of the third interim dividend for the 2023 fiscal year at €0.74 per share, i.e an amount equal to the first and second interim dividends for the same fiscal year. The ex-dividend date of the third interim dividend will be March 20, 2024 and it will be paid in cash on April 3, 2024.

Dividend 2023	First interim	Second interim	Third interim
Amount	€0.74	€0.74	€0.74
Set date	April 26, 2023	July 26, 2023	October 25, 2023
Ex-dividend date	September 20, 2023	January 2, 2024	March 20, 2024
Payment date	October 2, 2023	January 12, 2024	April 3, 2024

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €2.51 per share for the 3rd quarter 2023 (€1.51 per share for the 2nd quarter 2023 and €2.52 per share for the 3rd quarter 2022). Diluted earnings per share calculated using the same method amounted to €2.49 per share for the 3rd quarter 2023 (€1.51 per share for the 2nd quarter 2023 and €2.50 per share for the 3rd quarter 2022).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Perpetual subordinated notes

TotalEnergies SE has not issued any perpetual subordinated notes during the first nine months of 2023.

TotalEnergies SE fully reimbursed the nominal amount of €1,000 million of its perpetual subordinated notes 2.708% issued in October 2016, on their first call date, on May 5th, 2023.

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	9 months 2023	9 months 2022
Actuarial gains and losses	137	187

Change in fair value of investments in equity instruments	6	114

Tax effect	(53)	(40)
Currency translation adjustment generated by the parent company	(452)	(11,776)
Sub-total items not potentially reclassifiable to profit and loss	(362)	(11,515)

Currency translation adjustment	(95)	5,406
- unrealized gain/(loss) of the period	(182)	5,499
- less gain/(loss) included in net income	(87)	93

Cash flow hedge	2,197	4,217
- unrealized gain/(loss) of the period	2,139	4,801
- less gain/(loss) included in net income	(58)	584

Variation of foreign currency basis spread	5	79
- unrealized gain/(loss) of the period	(16)	49
- less gain/(loss) included in net income	(21)	(30)

Share of other comprehensive income of equity affiliates, net amount	(64)	2,655
- unrealized gain/(loss) of the period	(47)	2,609
- less gain/(loss) included in net income	17	(46)

Other	(5)	(19)

Tax effect	(518)	(1,483)
Sub-total items potentially reclassifiable to profit and loss	1,520	10,855
Total other comprehensive income (net amount)	1,158	(660)

Tax effects relating to each component of other comprehensive income are as follows:

	9 months 2023			9 months 2022
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	137	(52)	85	187	(49)	138
Change in fair value of investments in equity instruments	6	(1)	5	114	9	123
Currency translation adjustment generated by the parent company	(452)	-	(452)	(11,776)	-	(11,776)
Sub-total items not potentially reclassifiable to profit and loss	(309)	(53)	(362)	(11,475)	(40)	(11,515)
Currency translation adjustment	(95)	-	(95)	5,406	-	5,406
Cash flow hedge	2,197	(517)	1,680	4,217	(1,463)	2,754
Variation of foreign currency basis spread	5	(1)	4	79	(20)	59
Share of other comprehensive income of equity affiliates, net amount	(64)	-	(64)	2,655	-	2,655
Other	(5)	-	(5)	(19)	-	(19)
Sub-total items potentially reclassifiable to profit and loss	2,038	(518)	1,520	12,338	(1,483)	10,855
Total other comprehensive income	1,729	(571)	1,158	863	(1,523)	(660)

5) Financial debt

The Company has not issued any new senior bond during the first nine months of 2023.

The Company reimbursed four senior bonds during the first nine months of 2023:

-	Bond 2.700% issued by TotalEnergies Capital International in 2012 and maturing in January 2023 ($1,000 million);

-	Bond 2.125% issued by TotalEnergies Capital International in 2012 (€500 million) and tapped in 2013 (€250 million) forming a single series (€750 million) and maturing in March 2023;

-	Bond 0.250% issued by TotalEnergies Capital International in 2016 and maturing in July 2023 (€1,250 million);

-	Bond 2.750% issued by TotalEnergies Capital Canada in 2013 and maturing in July 2023 ($1,000 million).

In addition, the $8 billion credit line, put in place in March 2022, has not been extended and therefore ended in March 2023.

6) Related parties

The related parties are mainly equity affiliates and non-consolidated investments.

There were no major changes concerning transactions with related parties during the first nine months of 2023.

7) Other risks and contingent liabilities

TotalEnergies is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the TotalEnergies, other than those mentioned below.

Yemen

In Yemen, the deterioration of security conditions in the vicinity of the Balhaf site caused the company Yemen LNG, in which TotalEnergies holds a stake of 39.62%, to stop its commercial production and export of LNG and to declare force majeure to its various stakeholders in 2015. The plant has been put in preservation mode.

Mozambique

Considering the evolution of the security situation in the north of the Cabo Delgado province in Mozambique, TotalEnergies has confirmed on April 26, 2021, the withdrawal of all Mozambique LNG project personnel from the Afungi site. This situation led TotalEnergies, as operator of Mozambique LNG project, to declare force majeure.

Disputes relating to Climate

In France, the Corporation was summoned in January 2020 before Nanterre’s Court of Justice by certain associations and local communities in order to oblige the Company to complete its Vigilance Plan, by identifying in detail risks relating to a global warming above 1.5 °C, as well as indicating the expected amount of future greenhouse gas emissions related to the Company’s activities and its product utilization by third parties and in order to obtain an injunction ordering the Corporation to immediately cease exploration and exploitation of new oil or gas fields, to reduce its oil and gas production by 2030 and 2050, and to reduce its net direct and indirect CO2 emissions by 40% in 2040 compared with 2019. A new procedural law led to the transfer of these proceedings to the Paris judicial court in February 2022. This action was declared inadmissible on July 6, 2023, by the Paris judicial court and all the Claimants appealed this decision subsequently. TotalEnergies considers that it has fulfilled its obligations under the French law on the vigilance duty.

Several associations in France brought a civil action against TotalEnergies and TotalEnergies Gaz et Electricité France before the Paris judicial court, with the aim of proving that since May 2021 – after the change of name of TotalEnergies – the Company’s corporate communication and its publicity campaign contain environmental claims that are either false or misleading for the consumer. TotalEnergies considers that these accusations are unfounded.

In France, on July 4, 2023, nine shareholders (two companies and 7 individuals holding a small number of the Corporation’s shares) brought an action against the Corporation before the Nanterre Commercial Court, seeking the annulment of resolution no. 3 passed by the Corporation’s Annual Shareholders’ Meeting on May 26, 2023, recording the results for fiscal year 2022 and setting the amount of the dividend to be distributed for fiscal year 2022. The plaintiffs essentially allege an insufficient provision for impairment of the Company’s assets in the financial statements for the fiscal year 2022, due to the insufficient consideration of future risks and costs related to the consequences of greenhouse gas emissions emitted by its customers (scope 3) and carbon cost assumptions presented as too low. The Corporation considers this action to be unfounded.

In the United States, US subsidiaries of TotalEnergies (TotalEnergies EP USA, Inc., Total Specialties USA, Inc. and TotalEnergies Marketing USA, Inc.) were summoned, amongst many companies and professional associations, in a number of “climate litigation” cases, seeking to establish legal liability for past greenhouse gas emissions, and to compensate plaintiff public authorities, in particular for adaptation costs. The Corporation was summoned, along with these subsidiaries, in two of these litigations. The Corporation and its subsidiaries consider that the courts lack jurisdiction, and have many arguments to put forward, and consider that the past and present behavior of the Corporation and its subsidiaries does not constitute a fault susceptible to give rise to liability.

8) Subsequent events

There are no post-balance sheet events except for the one mentioned in paragraph 2.3 relating to Canada that could have a material impact on the Company’s financial statements.